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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                       HOST MARRIOTT SERVICES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       HOST MARRIOTT SERVICES CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  440914-10-9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              JOE P. MARTIN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       HOST MARRIOTT SERVICES CORPORATION
                              6600 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 380-7000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   Copies to:

        BRUCE E. ROSENBLUM, ESQ.                    SCOTT C. HERLIHY, ESQ.
            LATHAM & WATKINS                           LATHAM & WATKINS
  1001 PENNSYLVANIA AVENUE, N.W.,            1001 PENNSYLVANIA AVENUE, N.W.,
              SUITE 1300                                  SUITE 1300
       WASHINGTON, D.C. 20004-2505                WASHINGTON, D.C. 20004-2505
             (202) 637-2200                             (202) 637-2200

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Host Marriott Services Corporation, a Delaware corporation ("the Company"). The address of the principal executive offices of the Company is 6600 Rockledge Drive, Bethesda, Maryland 20817. This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to the common stock, no par value, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of December 22, 1995 (as amended, the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"). References in this
Schedule 14D-9 to "Shares" shall mean shares of Common Stock and, unless the context otherwise requires, shall include the Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the cash tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 28, 1999 (the "Schedule 14D-1"), as filed with the Securities and Exchange Commission (the "SEC") by Autogrill Acquisition Co., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Autogrill Overseas S.A., a Luxembourg company and a wholly-owned subsidiary of Autogrill S.p.A., an Italian corporation ("Parent"), to purchase all outstanding Shares at a price of $15.75 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1999, and the related Letter of Transmittal.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 26, 1999, among the Company, Parent and Purchaser (the "Merger Agreement"), a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. The Offer is subject to certain conditions, including the condition that at least two-thirds of the total issued and outstanding Shares on a fully diluted basis shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The Offer is not subject to a financing condition. As described in the response to Item 3(b) below, the Merger Agreement provides, among other things, that upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), as soon as practicable following completion of the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") as an indirect wholly owned subsidiary of Parent. A copy of the joint press release issued by the Company and Parent on July 26, 1999 announcing the execution of the Merger Agreement is filed as Exhibit 1 hereto and incorporated herein by reference.

     The Schedule 14D-1 states that the principal executive offices of each of Parent and Purchaser are located at Via Caldera, 21 20153 Milan, Italy.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the entity filing this Schedule 14D-9, are set forth in the response to Item 1 above.

     (b) Except as described or referred to below, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (1) the Company, its executive officers, directors or affiliates; or (2) Parent, Purchaser or the respective officers, directors or affiliates of Parent or Purchaser.

     ARRANGEMENTS WITH DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE
COMPANY

     Certain contracts, agreements, arrangements and undertakings between the Company and certain of its directors, executive officers and affiliates are described in the Information Statement attached hereto as Schedule I in the sections entitled "Compensation of Directors", "Report on Executive Compensation by the Company's Compensation Policy Committee", "Executive Compensation" and "Certain Transactions".

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     In addition, on May 17, 1999, the Company adopted the Host Marriott
Services Corporation Change in Control Plan, which became effective immediately upon its adoption. The Change of Control Plan is intended to retain key executives, to the benefit of the Company, by ensuring that executives covered by the Change in Control Plan are treated in a fair and consistent manner, receiving a defined benefit from the Change in Control Plan in consideration of their continued employment with the Company. The Change of Control Plan applies only to termination of a participant in the event of a change in control.

     A change in control of the Company is defined in the Change of Control Plan as: (i) the acquisition of at least 20 percent of the common stock of the Company, sufficient to allow a person or persons to elect a majority of the Board of Directors or otherwise effectively control the management of the Company; or (ii) a merger, dissolution, or other corporate transaction in which the Company or its successor-in-interest is not the surviving entity or the Company or its successor-in-interest becomes a subsidiary or affiliate of another entity; or (iii) a determination by the Board of Directors of the Company, or a court or administrative agency with jurisdiction over the matter, that a change of control has occurred in the Company, or its successor entity; but (iv) a change of control will not occur if Richard E. Marriott or J.W. Marriott, Jr. shall increase their ownership of the Company's common stock.

     In the event of a change of control and the termination of employment of a participant of the Change in Control Plan, such participant will be entitled to a severance payment based on three levels of seniority. Level one, consisting of the President and Chief Executive Officer, entitles participants to three years of base salary plus three years of normal bonus. Level two, consisting of all Executive Vice Presidents and Senior Vice Presidents reporting directly to the Chief Executive Officer, entitles participants to two years of base salary plus two years of normal bonus. Level three, consisting of all other participating officers, entitles participants to one and one-half years base salary plus one and one-half years normal bonus.

     The Company's nine senior officers are currently participants of the Change in Control Plan.

     The foregoing summary of the Change in Control Plan is qualified in its entirety by reference to the complete text of the Change in Control Plan, a copy of which is filed as Exhibit 2 hereto and is incorporated by reference. All references to contracts, agreements, arrangements and undertakings are qualified in their entirety by reference to the complete text of certain Company plans, copies of which are filed as Exhibits 3-5 hereto and are incorporated by reference.

     THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 6 hereto and is incorporated by reference.

     The Merger. The Merger Agreement requires that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser and its stockholder shall take all necessary and appropriate action (including voting their Shares) to cause the Purchaser to be merged with the Company, which will be the surviving corporation of the Merger (the "Surviving Corporation"). As a result of the Merger (i) the stockholder of the Purchaser will become the sole stockholder of the Company, and (ii) all the pre-Merger stockholders of the Company, other than the Purchaser, will receive cash equal to the Offer Price.

     Recommendation. The Merger Agreement states that the Company's Board of Directors has unanimously (i) determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the stockholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transaction contemplated thereby and (iii) recommends that the Company's stockholders accept the Offer, tender their Shares in response to the Offer and approve and adopt the Merger and the Merger Agreement. The Board may withdraw, modify or refrain from making its recommendation if, after consultation with and based upon the advice of independent legal counsel, the Board determines that such action is necessary for the Board to comply with its fiduciary duty under applicable law. The Company has been advised by each of its directors and by each executive officer who, on July 26, 1999, was actually aware of the Offer, that they intend

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either to tender all Shares beneficially owned by them pursuant to the Offer or to vote such Shares in favor of the approval and adoption of the Merger, unless the recommendation of the Company's Board of Directors shall have been withdrawn or materially modified as permitted by the Merger Agreement.

     Stock of the Company. At the effective date of the Merger, (a) each Share which is not owned by the Purchaser will become the right to receive $15.75 in cash, or any other price per share paid with regard to the Shares tendered in response to the Offer (which may not be less than $15.75 per Share) and (b) each Share owned by the Purchaser (or by the Company or its subsidiaries) will be cancelled and no payment will be made with respect to those Shares.

     Stock of the Purchaser. At the effective date of the Merger, each share of common stock of the Purchaser which is outstanding immediately before the effective date of the Merger will be converted into and become one share of common stock of the Surviving Corporation. Therefore, the stockholder of the Purchaser will become the sole stockholder of the Surviving Corporation.

     Certificate of Incorporation. The Merger Agreement provides that the Certificate of Incorporation of the Company will remain as the Certificate of Incorporation of the Surviving Corporation following the Merger. However, subject to the terms of the Merger Agreement, immediately following the Merger, the Parent and the Purchaser intend to amend and restate the Certificate of Incorporation to read substantially similar to the Certificate of Incorporation of the Purchaser.

     Company Stock Options. The holder of each employee stock option outstanding immediately prior to the effective date of the Merger (each, an "Employee Option") which is unexercised and vested or which would vest on or prior to January 2, 2000 pursuant to the applicable vesting schedule in effect as of the date of the Merger Agreement which is terminated immediately prior to the effective date of the Merger, shall be entitled to receive at the effective time of the Merger from the Company or as soon as practicable thereafter from the Surviving Corporation, in consideration for such termination, an amount in cash equal to (i) the product of (A) the number of Shares subject to such Employee Option and (B) the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Employee Option, (ii) less any required withholding taxes.

     Stockholder Vote Required to Approve Merger. The affirmative vote of holders of shares representing not less than sixty-six and two-thirds percent (66 2/3%) of the voting power of the Company is required to approve the Merger. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could (and, under the Merger Agreement, is required to) effect the Merger using the "short-form" merger procedures without prior notice to, or any action by, any other stockholder of the Company

     Stockholders Meeting. If approval by the Company's stockholders is required in order to consummate the Merger, the Company will hold a special meeting of its stockholders as soon as practicable after the acquisition by the Purchaser of Shares in the Offer for the purpose of adopting the Merger Agreement and approving the Merger. In connection with any such meeting of stockholders, the Company shall, through its Board of Directors, recommend to its stockholders that they vote in favor of the approval of the Merger and the adoption of the Merger Agreement; provided, however, that the Company's Board may withdraw, modify or change such recommendation to the extent that the Company's Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Company's Board to comply with its fiduciary duties under applicable law.

     No Solicitations. In the Merger Agreement, the Company has agreed that the Company shall, and shall cause its subsidiaries to, cause their respective officers, directors, employees and representatives and agents (the "Company Representatives") to immediately cease any existing discussions or negotiations, if any, with any Person conducted with respect to an Acquisition Proposal (as defined below) or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. In addition, the Company has agreed that unless and until the Merger Agreement shall have been terminated

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in accordance with its terms, except as otherwise expressly provided below, neither the Company nor the Company Representatives shall (i) solicit or initiate the making of any Acquisition Proposal, (ii) participate in negotiations with any person or group (other than the Parent, the Purchaser and their respective designees) concerning an Acquisition Proposal, or (iii) disclose or furnish, in connection with an Acquisition Proposal, any material non-public information or provide access to its properties, books or records, or otherwise take action that would facilitate or lead to any Acquisition Proposal, except as required by law or pursuant to a governmental request for information. The term "Acquisition Proposal" means any proposal to acquire in any manner, directly or indirectly, in one or a series of transactions, all or more than 20% of the Company's business, assets or capital shares whether by merger, consolidation, other business combination, purchase of assets, tender or exchange offer or otherwise.

     Notwithstanding anything to the contrary set forth above, prior to acceptance for payment of, and payment by the Purchaser for, Shares pursuant to the Offer, the Company and the Company Representatives may, to the extent the Company's Board of Directors, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Company's Board of Directors to comply with its fiduciary duties under applicable law, participate in discussions or negotiations with, and furnish non-public information to, and afford access to the properties, books, records, officers, employees and representatives of the Company to any Person, entity or group after such Person, entity or group has delivered to the Company, in writing, an Acquisition Proposal not solicited by the Company or such representative which the Company's Board of Directors determines in good faith is, if accepted, reasonably likely to be consummated (taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal) and believes in good faith, after consultation with its financial advisors, if consummated would be more favorable to the Company or its stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (a "Superior Proposal"); provided, however, that prior to taking such action, the Company shall (to the extent practicable) provide notice to the Parent to the effect that it is taking such action. Subject to the payment of the termination fee described below, in the event the Company receives a Superior Proposal, the Merger Agreement does not prevent the Board of Directors of the Company from executing or entering into an agreement relating to a Superior Proposal and recommending such Superior Proposal to its stockholders, if the Board determines in good faith that it is appropriate to do so; in such case, the Board of Directors of the Company may withdraw, modify or refrain from making its recommendation of the Offer, the Merger and the Merger Agreement; provided however that the Company shall (i) provide the Parent at least 24 hours prior written notice of the Company's intention to execute or enter into an agreement relating to such Superior Proposal to enable the Parent to match such Superior Proposal, in which case, the Company's Board of Directors shall recommend to the Company's stockholders to accept the proposal of the Parent; and (ii) where the Parent does not match such Superior Proposal, terminate the Merger Agreement by written notice to the Parent given no sooner than 48 hours after the Parent's receipt of a copy of such Superior Proposal (or a description of the significant terms and conditions thereof). Nothing contained in this referenced provision of the Merger Agreement prohibits the Company Board from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer.

     Conditions to the Merger. The respective obligations of the Company and the Purchaser to carry out the Merger will be conditioned on the following conditions: (i) the approval of the Company's stockholders, if required by applicable law or by the rules of the NYSE (if they are applicable); (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (iii) any applicable waiting period under the HSR Act shall have expired or been terminated; and (iv) the Purchaser or its affiliates shall have purchased all the Shares which are properly tendered in response to the Offer and not withdrawn.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective date of the Merger by action taken or authorized by the Board of Directors of the terminating

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party, whether before or after approval of the terms of the Merger Agreement and the matters contemplated thereby by the stockholders of the Company:

          (1) By mutual written consent of the Parent and the Company by action of their respective Board of Directors;

          (2) By the Company, if it is not in material breach of its obligations under the Merger Agreement and (i) the Purchaser fails to commence the Offer as provided in the Merger Agreement, (ii) the Purchaser shall not have accepted for payment and paid for all Shares tendered pursuant to the Offer in accordance with the terms thereof on or before October 30, 1999 (the "Outside Date") or (iii) the Purchaser fails to purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement;

          (3) By the Company or the Parent, if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided that the Parent may terminate the Merger Agreement pursuant to this provision only if the Parent's or the Purchaser's termination or withdrawal of the Offer is not in violation of the terms of the Merger Agreement or the Offer;

          (4) By the Company or the Parent if any governmental entity of competent jurisdiction shall have issued, entered, enacted, promulgated or enforced any order, decree, judgment, statute, regulation or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, judgment, statute, regulation, ruling or other action shall have become final and nonappealable;

          (5) By the Parent, prior to purchase by the Purchaser of Shares of pursuant to the Offer, if (i) the Company's Board of Directors shall have withdrawn or materially and adversely modified its recommendation of the Offer, the Merger or the Merger Agreement (it being understood, however, that for all purposes, the fact that the Company has supplied any Person with information regarding the Company or has entered into discussions or negotiations with such Person as permitted by the Merger Agreement, or the disclosure of such facts, shall not be deemed a withdrawal or modification of the Board's recommendation of the Offer, the Merger or the Merger Agreement); (ii) the Company's Board of Directors shall have recommended to the stockholders of the Company that they approve a Superior Proposal other than the transactions contemplated by the Merger Agreement and at least two business days have elapsed since the recommendation; or (iii) a tender offer or exchange offer that, if successful, would result in any Person or "group" becoming a "beneficial owner" (such terms having the meaning ascribed to them under Regulation 13D under the Exchange Act) of 20% or more of the issued and outstanding Shares on a fully diluted basis is commenced (other than by the Parent or an affiliate of the Parent) and the Company's Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or the Company's Board of Directors announces a neutral position or fails to make a recommendation with respect to such offer within the shorter of the ten business days after such tender offer or exchange offer is commenced or the period remaining until the Outside Date;

          (6) By the Company, prior to the purchase by the Purchaser of Shares pursuant to the Offer, if the Company enters into a definitive agreement with respect to a Superior Proposal;

          (7) By the Parent, prior to the purchase by the Purchaser of Shares pursuant to the Offer, upon a material breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement, or if any representation or warranty of the Company in the Merger Agreement shall at such time be inaccurate and such inaccuracy would be reasonably likely to have a material adverse effect on the Company, in either case which breach or inaccuracy is not reasonably capable of being cured without expenditures in excess of $6 million by the Company or, if capable of such cure, has not been cured without expenditures in excess of $6 million by the Company within ten business days after the Company has knowledge thereof;

          (8) By the Company, prior to the purchase by the Purchaser of any Shares pursuant to the Offer, upon a material breach of any covenant or agreement on the part of the Parent or the Purchaser set forth in this Agreement, or if any representation or warranty of the Parent or the Purchaser shall, at such time,
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     be inaccurate and such inaccuracy would be reasonably likely to materially and adversely affect the ability of the Parent and the Purchaser to perform their obligations hereunder, in either case which breach or inaccuracy is not reasonably capable of being cured by the Parent or the Purchaser or, if capable of cure, has not been cured within ten business days after either the Parent or the Purchaser has knowledge thereof; or

          (9) By the Parent, if it is not in material breach of its obligations hereunder or under the Offer and no Shares shall have been purchased pursuant to the Offer by the Outside Date.

     Effect of Termination of the Merger Agreement; Fees. In the event of termination of the Merger Agreement by either the Company or the Parent, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party to the Merger Agreement or their respective officers, directors, employees or stockholders except with respect to (i) any liabilities or damages incurred or suffered by a party to the Merger Agreement as a result of the willful breach by another party to the Merger Agreement of any of its covenants or other agreements set forth in the Merger Agreement and
(ii) any liabilities or damages incurred or suffered by the Company as a result of the failure of the Parent or the Purchaser to consummate the Offer or the Merger as required by the Merger Agreement, including, without limitation, by reason of an inability to obtain the requisite financing to do so.

     In the event that the Merger Agreement is terminated pursuant to clause (5) or (6) described under the section captioned "Termination of the Merger Agreement" in this Section 3(a), then the Company is required to pay to the Parent a cash fee of $20 million, which amount shall be payable by wire transfer of immediately available funds no later than two business days after such termination.

     The Company's Board of Directors. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, not less than two-thirds of the outstanding Shares on a fully diluted basis pursuant to the Offer, the Purchaser shall be entitled to designate such number of members of the Company's Board of Directors, rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the Company's Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares owned in the aggregate by the Purchaser or the Parent, upon such acceptance for payment, bears to the number of Shares outstanding; provided, however, that until the effective date of the Merger there shall be at least three directors of the Company who were directors at the date of the Merger Agreement (the "Continuing Directors"). Upon the written request of the Purchaser, the Company shall, on the date of such request take all actions necessary to (i) either increase the size of the Company's Board or secure the resignations of such number of its incumbent directors as is necessary to enable the Purchaser's designees to be so elected to the Company's Board of Directors and (ii) cause the Purchaser's designees to be so elected. At such time, the Company shall also use its reasonable best efforts to cause the Purchaser's designees to constitute no less than the same percentage as persons designated by the Purchaser shall constitute of the Company's Board of Directors of each committee of the Company's Board, each board of directors of each subsidiary of the Company and each committee of each such board, in each case only to the extent permitted by applicable law. In the Merger Agreement, the Company has agreed to mail to the Company's stockholders an Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and, if necessary, seeking the resignation of one or more existing directors. However, the Merger Agreement further provides that until the earlier of the time Purchaser acquires two-thirds of the outstanding Shares and the effective date of the Merger, the Company will use its reasonable best efforts to ensure that it retains as members of its Board of Directors all of the current members of the Board who are not employee of the Company at the date of the Merger Agreement ("Company Designees"). The Merger Agreement also provides that following the time that the Purchaser's designees to the Company's Board of Directors constitute a majority of the Board, any amendment of the Merger Agreement or the Company's Certificate of Incorporation, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of the Purchaser or the Parent under the Merger Agreement, any waiver of any condition to the obligations of the Company or of any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement which materially and adversely affects the interests of the stockholders of the Company may be
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effected only by the action of a majority of the Company Designees, provided that if there shall be no such Company Designees, such actions may be effected by unanimous vote of the entire Board of Directors.

     Employee Benefits. Except as provided below, the Parent has agreed to maintain, or cause the Surviving Corporation to maintain, until January 1, 2002, in effect benefit plans which in the aggregate provide benefits that are at least as favorable to employees as the arrangements (other than equity-related benefit plans) currently provided by the Company pursuant to the benefit plans of the Company in effect on the date of the Merger Agreement. For purposes of determining eligibility to participate, vesting and accrual or entitlement to benefits where length of service is relevant under any employee benefit plan or arrangement of the Parent, the Surviving Corporation or any of their respective subsidiaries, employees of the Company and its subsidiaries as of the effective date of the Merger shall receive service credit for service with the Company and its subsidiaries and their respective predecessors to the same extent such service credit was granted under the Company's employee benefit plans, subject to offsets for previously accrued benefits and without duplication of benefits. Except as any employee may otherwise agree, the Parent has agreed to cause the Surviving Corporation to assume and honor in accordance with their terms all written employment, change in control, severance and termination plans and agreements of employees of the Company and its subsidiaries.

     Directors' and Officers' Insurance; Indemnification. The Merger Agreement provides that the Surviving Corporation shall, and that the Parent shall cause the Surviving Corporation to, maintain in effect (i) for a period of six years after the effective date of the Merger Agreement, the current provisions regarding indemnification of current or former officers or directors (each an "Indemnified Party") contained in the Certificate of Incorporation and By-Laws of the Company and its subsidiaries and in any agreements between an Indemnified Party and the Company or any of its subsidiaries, provided that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any claim or claims shall continue until final disposition of any and all such claims, and (ii) for a period of six years, the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company (provided that the Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring at or prior to the effective date of the Merger) with respect to claims arising from facts or events that occurred at or before the effective date of the Merger; provided, that if such insurance cannot be so maintained or obtained at a premium not greater than 150% of the premium for the Company's current directors' and officers' liability insurance, the Parent may maintain or obtain as much of such insurance as can be maintained or obtained at a cost equal to 150% of the current annual premiums of the Company for such insurance.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties made by the Company to the Parent and the Purchaser, including with respect to, among other things, organization, capitalization, financial statements, public filings, litigation, compliance with laws, the absence of certain changes with respect to the Company, intellectual property, insurance, non-contravention, consents and Year 2000 issues.

     Credit Agreement. In the Merger Agreement, the Company has agreed to use its reasonable best efforts to obtain all necessary waivers and consents prior to the consummation of the Offer so that the transactions contemplated by the Merger Agreement will not result in or constitute a default under the Company's credit agreement.

     Rights Agreement. In the Merger Agreement, the Company has agreed to take all actions necessary to cause the provisions of the Rights Agreement to be inapplicable to the transactions contemplated by the Merger Agreement, without any payment to holders of Rights.

     Fees and Expenses. The Merger Agreement provides that, except as provided above under the section captioned "Effect of Termination of Merger Agreement; Fees" above, all Expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such Expenses. The term "Expenses" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby, including the preparation, printing, filing and mailing of the documents related to the Offer and the Proxy Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

     Other provisions. The Merger Agreement also contains provisions requiring the Company to operate its business in the ordinary course, including precluding the Company from issuing stock, precluding the Company from amending its certificate of incorporation or by-laws, precluding the Company from paying dividends (other than payments by subsidiaries of the Company to the Company or to other wholly owned subsidiaries of the Company) or taking other steps regarding its stock, precluding the Company from taking any action with respect to its accounting policies or procedures, and precluding any action such would result in any of the representations or warranties or the Merger Agreement being untrue or in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied until the Effective Time.

     CONFIDENTIALITY/STANDSTILL AGREEMENT

     On March 15, 1999, the Company's agent Deutsche Bank Securities Inc. (formerly and alternatively known as BT Alex. Brown, BT Wolfensohn and Deutsche Alex. Brown, and herein referred to as "Deutsche Bank Securities") and Parent entered into a confidentiality/standstill letter agreement (the "Confidentiality/ Standstill Agreement"). Pursuant to the terms of the Confidentiality/Standstill Agreement, Parent agreed, on its behalf and on behalf of its affiliates, including Purchaser, and representatives, to, among other things, (1) keep confidential certain business and financial information concerning the Company and its subsidiaries and (2) for a period of three years not to, without the prior written consent of the Company or the Company Board, among other things; (i) propose any form of business combination relating to the Company, (ii) acquire any voting securities or assets or options to acquire any voting securities or assets of the Company, (iii) make, or in any way participate, in any solicitation of any proxy to vote or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company, (iv) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended with respect to any voting securities of the Company, (v) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) otherwise act, alone or in concert with others, to seek control of the management, board of directors, or policies of the Company.

     The foregoing summary of the Confidentiality/Standstill Agreement is qualified in its entirety by reference to the complete text of the Confidentiality/Standstill Agreement, a copy of which is filed as Exhibit 7 hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION AND BACKGROUND.

     The Board of Directors of the Company at a special meeting held on July 22, 1999 at which all directors were in attendance with the exception of Mr. Richard Marriott, unanimously (i) determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company's stockholders,
(ii) approved and declared advisable the Merger Agreement and (iii) recommended that the Company's stockholders accept the Offer, tender their Shares thereunder and approve and adopt the Merger and the Merger Agreement.

     In December, 1998, management of the Company met with representatives of Deutsche Bank Securities to discuss the range of strategic options available to the Company. In January, 1999, the Company agreed to engage Deutsche Bank Securities to provide advisory services with respect to strategic alternatives that might lead to a transaction involving the Company and to assist the Company in identifying and evaluating its potential strategic partners. Prior to this time, Deutsche Bank Securities had, from time to time, provided strategic advice to the Company under an existing consulting agreement with the Company. As part of this process, Deutsche Bank Securities was asked to contact potential partners to determine whether they would be interested in some form of joint investment or business combination.

     Beginning in January, Deutsche Bank Securities contacted companies that were believed to be the most likely to be interested in, and capable of successfully consummating a potential transaction with the Company. On March 16, 1999, Deutsche Bank Securities contacted Goldman, Sachs & Co., Parent's financial advisor, to determine whether Parent was interested in acquiring an equity interest in, or all of the Shares of, the Company. Parent and Deutsche Bank Securities executed a confidentiality agreement dated as of March 15, 1999 relating to its review of the Company's business, results of operations and financial condition.

     On March 26, 1999, management of the Company together with representatives of Deutsche Bank Securities met with representatives of Parent. Deutsche Bank Securities delivered to Parent on behalf of the Company certain financial diligence materials. During the period between March 15, 1999 and April 6, 1999, Parent and its financial advisors conducted a limited financial, operational and business due diligence review of the Company. As part of this process, representatives of Company management met with Parent and its financial advisors.

     On April 6, 1999, the chief executive officers of the Company and Parent met in Milan, Italy and discussed the strategies of the two companies and the possibility of a combination. On April 7, 1999, management of the Company and representatives of Deutsche Bank Securities met with representatives of Parent, and representatives of Goldman, Sachs to discuss a strategic business review, certain financial highlights and a long-range plan.

     From April 14, 1999 through April 20, 1999, Parent's advisors visited the Company's headquarters to conduct preliminary due diligence which included a visit to certain facilities of the Company. During the week of April 26, 1999, executives of Parent visited certain of the Company's facilities in the United States.

     At a meeting of the Board of Directors, on May 11, 1999, management of the Company reviewed alternative actions being taken to strengthen the Company's performance as an independent public company, while not closing off the possibility of a business combination in the future. In this regard, Company management requested the Board of Directors' authorization to proceed with a plan to refinance its senior notes and bank credit facility.

     On May 25, 1999 the financial advisors of Parent met with the representatives of Deutsche Bank Securities and certain executives of the Company to review the principal assumptions of the Company's long-term plan.

     On June 3, 1999, Parent submitted to the Company a written preliminary non-binding expression of interest to purchase a 51% interest in the Company for a price ranging from $11.00 to $14.00 per Share. The proposal was subject to several conditions, including a two month period to conduct due diligence and Parent also requested exclusivity during this period. Subsequently, representatives of Deutsche Bank Securities and Goldman, Sachs spoke as to the terms and condition of Parent's preliminary non-binding expression of interest. The Company advised Parent that it would not be interested in consummating a transaction with Parent on the terms of its letter dated June 3, 1999

     During June and July, management of the Company engaged in discussions with another party that had verbally communicated to the Company a preliminary non-binding expression of interest in acquiring the outstanding stock of the Company. The Company permitted the party and its representatives to conduct business in legal due diligence. These contacts did not result in any firm proposal being presented to the Company.

     On July 6, 1999, Parent delivered a letter to the Company revising its preliminary expression of interest in acquiring 100% of the outstanding capital stock of the Company at a price ranging from $11.00 to $15.00 per Share. Deutsche Bank Securities advised Goldman, Sachs that this price range was not acceptable. The Company advised Parent that it would not be interested in consummating a transaction with Parent on the terms of its letter dated July 6, 1999.

     On July 8, 1999, Parent delivered a letter to the Company increasing the price range set forth in its July 6, 1999 letter to $14.00 to $16.00 per Share.

     On July 9, 1999, the Company advised Parent that the Company would be interested in pursuing further discussions with Parent based upon the terms of the Parent's July 8, 1999 letter and invited Parent, its legal counsel and its financial advisors and other representatives to conduct due diligence with respect to the Company during the period from Monday, July 12, 1999 through Friday, July 16, 1999 at the offices of the Company's legal counsel.

     Beginning on July 12, 1999 and continuing through the preparation of final agreements dated July 26, 1999, Parent conducted extensive business and legal due diligence.

     On July 13, 1999, the Board of Directors of the Company held a meeting at which all members were present (except Rosemary Collyer, who was not in attendance) as well as management of the Company, legal counsel to the Company and representatives of Deutsche Bank Securities, at which it considered the proposal Parent's expression of interest. Management reviewed with the Board the analysis of strategic alternatives available to the Company that had been considered by the Board in its previous meetings. Management presented to the Board the details of Parent's expression of interest as well as background information concerning Parent. The Board also discussed management's plans to refinance the Company's outstanding debt and the effect thereon of the ongoing discussions with Parent. The Board authorized Company management to pursue negotiations with Parent on an expedited basis.

     During the weeks of July 12 and July 19, the Company and the Parent and their respective legal and financial advisors negotiated the Merger Agreement.

     On July 22, 1999, the Parent submitted a proposal to the Company offering to acquire 100% of the Shares at a price of $15.75 per Share. The Parent's proposal was subject to the satisfaction of certain conditions relating to, among other things, the terms of the Merger Agreement and the continuation of the Company's rights to certain intellectual property used in its business.

     On the evening of July 22, 1999, the Board of Directors of the Company held a special meeting at which all directors (except Mr. Richard Marriott) were in attendance in person or by telephone to consider Parent's proposal. At this meeting, the Board considered the terms and conditions of Parent's proposal. The terms and conditions were reviewed with the Company's management, the Company's legal counsel and representatives of Deutsche Bank Securities. The Board heard and participated in a presentation by Deutsche Bank Securities with respect to the financial terms of the proposed transaction. At the conclusion of its presentation, representatives of Deutsche Bank Securities delivered the preliminary opinion of Deutsche Bank Securities to the Board to the effect that, as of such date, the consideration to be received by the holders of the Company's stock pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. The Board was advised that the preliminary opinion was subject to approval by the fairness committee of Deutsche Bank Securities.

     The Directors unanimously (i) determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company's stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that shareholders accept the Offer and tender their Shares thereinto and approve and adopt the Merger and the Merger Agreement, based upon such discussions, presentations and opinions, however, the Board's approval and recommendation were conditioned upon management of the Company and Parent reaching agreement within the parameters set by the Board as to the remaining conditions and the issues discussed by the Board (including, among other things, the amount of any break-up fee payable by the Company in connection with the termination of the Merger Agreement in connection with any superior proposal accepted by the Board), the final form of the Merger Agreement and delivery to the Board of Deutsche Bank's final written fairness opinion dated the date of the Merger Agreement. The Board instructed management of the Company to reconvene the Board in the event that any remaining issue or condition was not resolved within the parameters set by the Board. The Board also instructed Joe. P. Martin, Senior Vice President, General Counsel and Secretary to inform the Board when all conditions to the Board's approval had been satisfied.

     From July 23, 1999 through July 25, 1999, management of the Company, representatives of Parent and their respective legal counsel negotiated the form of the Merger Agreement and the conditions and the remaining issues within the parameters set by the Board. Deutsche Bank Securities delivered its final written fairness opinion to the Board. A copy of the Deutsche Bank Securities fairness opinion is filed as Exhibit 8 and incorporated by reference herein.

     On the evening of July 25, 1999, Mr. Martin informed each director (other than Mr. Richard Marriott) that all of the Board's conditions to its approval had been satisfied as of such date, thereby making the Board's approval full, final and complete.

     On July 26, 1999, the Board of Directors of Parent held a meeting in Milan, Italy to approve the Merger Agreement and the transactions contemplated thereunder.

     Thereafter, on July 26, 1999, the Parent, the Purchaser, and the Company executed the Merger Agreement.

     The Company and Parent issued a joint press release on July 26, 1999, announcing the Offer and the Merger to the public. A copy of the press release is filed as Exhibit 1 and incorporated by reference herein.

     On August 2, 1999, the Purchaser commenced the Offer.

     A copy of a letter to the stockholders of the Company communicating the recommendation of the Board of Directors is filed as Exhibit 9 and incorporated by reference herein.

     (b) REASONS FOR THE RECOMMENDATION

     In approving the Merger Agreement and the transactions contemplated thereby and in making the recommendation described in the response to Item 4(a) above, the Board of Directors considered a number of factors, including the following:

          (1) The determination of the Board of Directors that, as a result of the Board's extensive exploration, with the participation of the Company's senior management, Deutsche Bank Securities and Donaldson Lufkin & Jenrette Securities, Inc., of strategic alternatives available to the Company and its review and evaluation of the results of that process, the Offer and the Merger represent the most attractive alternatives available to the Company's stockholders;

          (2) The presentation of Deutsche Bank Securities concerning the Company and the financial aspects of the Offer and the Merger and the opinion of Deutsche Bank Securities, to the effect that, as of the date thereof, and as of the date of the Merger Agreement, the consideration to be received by the Company's stockholders pursuant to the Merger Agreement was fair to such stockholders from a financial point of view;

          (3) The terms and conditions of the Merger Agreement, including (1) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration, (2) the fact that the Offer and the Merger are not conditioned upon the receipt of financing, thereby enabling the Company's stockholders to promptly obtain cash for their Shares, and (3) the ability of the Company pursuant to the Merger Agreement to furnish non-public information concerning the Company and its business, properties or assets to, and to engage in discussions or negotiations with, any third party which has indicated an interest in making a bona fide acquisition proposal, if the Board of Directors concludes in good faith after consulting with its outside legal counsel and financial advisors, that if consummated, that such acquisition proposal would be more favorable to the Company or its shareholders from a financial point of view than the Offer and the Merger.

          (4) The determination of the Board of Directors, based on discussions with management and Deutsche Bank Securities that Parent's proposed price of $15.75 per share was firm and that Parent was not likely to increase its offer price for the Shares;

          (5) The availability of appraisal rights under Section 262 of the DGCL in connection with the Merger to stockholders of the Company who perfect and preserve such rights; and

          (6) The Board of Directors' familiarity with the Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Company operates, the Company's position in such markets, the historical and current market prices for the Shares.

     The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive. In view of the variety of factors considered, the Board of Directors did not find it practicable to, and did not, provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. The determination of the Board of Directors to recommend that the Company's stockholders accept the Offer and tender their Shares into the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board of Directors may have given different weight to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company entered into a letter agreement with Deutsche Bank Securities (the "Deutsche Bank Securities Agreement") on February 3, 1999, pursuant to which the Company engaged Deutsche Bank Securities to provide advisory and investment banking services with respect to the exploration of strategic alternatives leading to possible a sale, merger or joint venture involving the Company and another company in the food service or travel concession industry (a "Strategic Transaction").

     According to the terms and conditions of the Deutsche Bank Securities Agreement, the Company agreed to pay Deutsche Bank Securities a cash fee: (a) in the event that the Company announces in a press release an agreement in principle to consummate a Strategic Transaction, or executes a definitive agreement in respect of a Strategic Transaction or requests, and Deutsche Bank Securities delivers, a fairness opinion, a fee of $1,000,000; and (b) in the event a Strategic Transaction is consummated, a fee, payable at closing, equal to 0.8 percent of the aggregate consideration payable to the Company or its shareholders in such Strategic Transaction, and (c) 20% of any breakup fee received by the Company in connection with a Strategic Transaction. Therefore, in accordance with the terms of the Deutsche Bank Securities Agreement, the Company will pay Deutsche Bank Securities a fee of $1,000,000 as a result of the execution of the Merger Agreement and, in the event that the Merger is consummated, the Company will pay to Deutsche Bank Securities a fee of 0.8 percent of the aggregate consideration payable to the Company shareholders in respect of the Offer and the Merger.

     The Company has reached an agreement with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") pursuant to which DLJ has performed advisory and investment banking services to the Company in respect of the evaluation of the Offer. Pursuant to this agreement, in the event that the Merger is consummated, the Company will pay to DLJ fee of 0.4 percent of the aggregate consideration payable to the Company shareholders in respect of the Offer and the Merger.

     Pursuant to the engagements of Deutsche Bank Securities and DLJ, the Company has also agreed to reimburse each of Deutsche Bank Securities, Inc. and DLJ respectively, for certain reasonable out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify each of Deutsche Bank Securities, Inc. and DLJ and certain of their respective related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, the Company repurchased shares of common stock in brokerage transactions effected on the New York Stock Exchange pursuant to the Company's 1.9 million share repurchase program, authorized by the Board of Directors in 1998. The following table sets forth the date, number of shares, price per share and total purchase price for each repurchase by the Company of Company Common Stock during the past 60 days:

   DATE OF     NUMBER OF   PRICE PER       TOTAL
 REPURCHASE     SHARES       SHARE     PURCHASE PRICE
 ----------    ---------   ---------   --------------
June 2,
  1999.......    5,000      $8.125        $ 40,625
June 3,
  1999.......    5,000       8.000          40,000
June 8,
  1999.......    5,000       8.438          42,187
June 11,
  1999.......    3,500       7.875          27,703
June 17,
  1999.......   30,000       7.625         228,750

     The Company has no knowledge of any transactions in the securities of the Company effected during the past 60 days by any executive, officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Offer, all Shares which are held of record or beneficially owned by such persons or to vote such Shares in favor of the approval and adoption of the Merger, unless the recommendation of the Company's Board of Directors shall have been withdrawn or materially modified or permitted by the Merger Agreement.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

     (b) As a Delaware corporation, the Company is subject to the provisions of
Section 203 of the DGCL ("Section 203"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined generally to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the corporation's board of directors approves such business combination or the transaction in which the interested stockholder becomes an interested stockholder prior to the time the interested stockholder becomes such. As described in the response to Item 3(b) above, the Merger Agreement provides that the Company and the Company Board, subject to its fiduciary duties, will have granted such approvals, if any, and will have taken such actions, if any, as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise will have acted to render inapplicable, eliminate or minimize the effects of Section 203 or any other similar statute as may be applicable to the transactions to be undertaken pursuant to the Merger Agreement. Article Fifteenth of the Company's Certificate of Incorporation imposes similar restrictions with respect to business combination transactions with an interested shareholder (as defined therein).

     In accordance with the Merger Agreement, Section 203 and Article Fifteenth of the Company's Certificate of Incorporation, at its meeting on July 22, the Board of Directors unanimously approved the Offer and the Merger and determined to make the restriction of Section 203 and Article Fifteenth inapplicable to the Offer and the Merger and the other transaction contemplated under the Merger Agreement.

     (c) In December, 1995, the Company's Board of Directors approved and adopted the Rights Agreement and declared a dividend of one right for each share outstanding at the close of business on December 29, 1995. On December 22, 1995, the Company and First Chicago Trust Company of New York, as Rights Agent, entered into the Rights Agreement.

     In connection with the execution and delivery of the Merger Agreement, the Company and the Rights Agent executed an amendment to the Rights Agreement effective July 26, 1999, pursuant to which Parent and its affiliates including Purchaser, are excluded from the definition of Acquiring Person for purposes of the Rights Agreement in connection with the acquisition of beneficial ownership of Shares pursuant to the Offer or the Merger, in each case in accordance with the terms of the Merger Agreement. In addition, the amendment provides that a Distribution Date (as defined therein) will not be deemed to have occurred solely as a result of the approval, execution or delivery of the Merger Agreement or the making or acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger, in each case in accordance with the Merger.

     The foregoing summary of the Rights Agreement and the amendment thereto is qualified by reference to the complete texts of the Rights Agreement and amendment thereto, copies of which are filed as Exhibits 10 and 11 hereto, respectively, and incorporated by reference herein.

     (d) Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote of the Company's stockholders is required under the DGCL.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 --   Press Release issued by the Company and Parent, on July 26,
               1999 (incorporated by reference to Exhibit 20.1 to the
               Company's Form 8-K, filed by the Company on July 7, 1999).
Exhibit 2 --   Change in Control Plan.
Exhibit 3 --   Restated Comprehensive Stock Plan.
Exhibit 4 --   Employee Stock Purchase Plan.
Exhibit 5 --   Non-Employee Directors' Deferred Stock Compensation Plan
               (incorporated by reference to Exhibit 4.1 to Form S-8, filed by the Company on June 21, 1996).
Exhibit 6 --   Agreement and Plan of Merger, dated as of July 26, 1999, by and among Parent, Purchaser and the Company
Exhibit 7 --   Confidentiality/Standstill Agreement, dated March 15, 1999, between Parent and Deutsche Bank Securities.
Exhibit 8 --   Opinion of Deutsche Bank Securities, Inc., dated July 26,
               1999.
Exhibit 9 --   Letter to Stockholders dated as of July 30, 1999.*
Exhibit 10     Rights Agreement, dated as of December 22, 1995, between the
               Company and First Chicago Trust Company of New York
               (incorporated by reference to Exhibit 4.2 to the Company's
               Annual Report on Form 10-K for 1995).
Exhibit 11     Amendment to the Rights Agreement, dated as of July 26,
               1999, between the Company and First Chicago Trust Company of
               New York.

---------------
* Included in materials being distributed to stockholders by Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1999
                                          HOST MARRIOTT SERVICES CORPORATION

                                          By: /s/ JOE P. MARTIN
                                            ------------------------------------

                                            Name: Joe P. Martin
                                            Title:   Senior Vice President,
                                                     General Counsel and
                                                     Secretary

                                                                      SCHEDULE I

                       HOST MARRIOTT SERVICES CORPORATION
                              6600 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817

                            ------------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about July 30, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of Host Marriott Services Corporation, a Delaware corporation ("the Company"), to the holders of record of shares of common stock, no par value per share, of the Company (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 140-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Company's Board of Directors. The Merger Agreement requires that the Company, after the purchase by the Purchaser pursuant to the Offer of not less than sixty-six and two-thirds percent of the outstanding Shares on a fully diluted basis, cause the Purchaser's designees to be elected to a majority of the seats on the Board of Directors, as set forth below.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 30, 1999. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on August 26, 1999, unless the Offer is extended.

     The information contained in or incorporated by reference into this Information Statement concerning Parent, Purchaser and the Purchaser's Designees (as hereinafter defined) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 26, 1999, there were 33,569,652 Shares issued and outstanding. The number of directors comprising the Company Board is fixed by the bylaws, which provide that the Company Board shall consist of no fewer than three directors, with the exact number to be fixed by resolution of the Company Board. Pursuant to a resolution adopted by the Company Board, the Company Board currently consists of eight members. Each director holds office until such director's successor is elected and qualified. Subject to the Company's certificate of incorporation and applicable law, any director or the entire the Company Board may be removed, with or without cause, at any meeting of the Company's stockholders by 66 2/3% of the Shares represented and entitled to vote.

THE DESIGNEES

     The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer for not less than 66 2/3% of the total issued and outstanding Shares on a fully diluted basis, Purchaser shall be entitled to designate such number of members of the Company Board (the "Designees"), rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the Company Board (including vacancies, if any, and subject to adjustment for newly created directorships) multiplied by the percentage that such number of Shares owned, beneficially or of record, in the aggregate by Parent and Purchaser bears to the total number of Shares issued and outstanding on a fully diluted basis. Parent intends to cause Purchaser to designate the Parent Designees. Notwithstanding the foregoing, the Merger Agreement further provides that, until the Effective Time (as defined in the Merger Agreement), there shall be at least three directors on the Company's Board of Directors who were directors as of the date of the Merger Agreement (the "Continuing Directors") and that certain actions to be taken by the Company's Board of Directors following such time as the Designees constitute at least a majority of the Company Board and until the Effective Time shall require the vote of not less than a majority of Continuing Directors provided that if such vote is not permitted under applicable law, the Parent and Purchaser shall use their respective reasonable best efforts to have such action approved by unanimous vote of the entire Board of Directors.

     The Parent has informed the Company that is will choose its Designees from the executive officers of Parent listed in Annex A attached hereto. The Purchaser has informed the Company that each of the Designees listed in Annex A has consented to act as a director of the Company, if so designated. Unless otherwise indicated, the business address of each Designee on Annex A is c/o Autogrill S.p.A., Via Caldera, 21 20153, Milan, Italy and each Designee is a citizen of Italy.

     The Parent has informed the Company that none of the Designees (1) is currently a director of, or holds any position with, the Company, (2) has a family relationship with any of the directors or executive officers of the Company, or (3) to the best knowledge of Parent, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9.

BOARD OF DIRECTORS OF THE COMPANY

     The names of the current members of the Company Board of Directors, their ages, and certain information about them are set forth below. Each person is a citizen of the United States, and the business address of each person is c/o Host Marriott Services Corporation, 6600 Rockledge Drive, Bethesda, Maryland 20817.

DIRECTORS OF THE COMPANY

     The names, ages and principal occupation for the past five years and directorships of the Company's directors and executive offices is as follows:

                     NAME                        AGE                POSITION
                     ----                        ---                --------
William J. Shaw................................  53    Chairman
J. Willard Marriott, Jr. ......................  67    Director
Richard E. Marriott............................  60    Director
William W. McCarten............................  50    President, Chief Executive Officer
                                                       and Director
Rosemary M. Collyer............................  53    Director
R. Michael McCullough..........................  60    Director
Gilbert T. Ray.................................  54    Director
Andrew J. Young................................  67    Director

     WILLIAM J. SHAW is Chairman of the Board of Host Marriott Services Corporation. He is also President, Chief Operating Officer and a director of Marriott International. Mr. Shaw also serves as Chairman of the Board of Directors of Sodexho Marriott Services, Inc. Mr. Shaw joined Marriott Corporation in 1974, was elected Corporate Controller in 1979 and a Vice President in 1982. In 1986, Mr. Shaw was elected Senior Vice
President -- Finance and Treasurer. He was elected Executive Vice President and Chief Financial

Officer in April 1988. In February 1992, he was elected President of the Marriott Service Group, which comprised Marriott Corporation's and later Marriott International's contract services line of business. Mr. Shaw also serves on the Board of Trustees of the University of Notre Dame and the Suburban Hospital Foundation. In addition to his responsibilities as Chairman of the Board, Mr. Shaw also serves as Chair of the Executive Committee of the Company's Board.

     J. WILLARD MARRIOTT, JR. is Chairman of the Board and Chief Executive Officer of Marriott International. He is a director of Host Marriott Corporation, General Motors Corporation and the U.S.-Russia Business Council. Mr. Marriott also serves on the Board of Trustees of the National Geographic Society and the Board of Directors of Georgetown University. He is a member of the Executive Committee of the World Travel & Tourism Council, and a member of the Business Council. J. Willard Marriott, Jr. and Richard E. Marriott are brothers.

     RICHARD E. MARRIOTT is Chairman of the Board of Host Marriott Corporation, and a director of Marriott International. Prior to his election as Chairman of the Board of Directors of Host Marriott Corporation, he served as Vice Chairman of the Board and as an Executive Vice President of Marriott Corporation, before it changed its name to Host Marriott Corporation. He also serves as Chairman of the Board of First Media Corporation, President and Trustee for the Marriott Foundation for People with Disabilities, and as a director of Gallaudet University, Federal City Council, Polynesian Cultural Center, Primary Children's Center, Boys and Girls Club of America, Southeast Region, and the J. Willard Marriott Foundation. He is a past President of the National Restaurant Association. Richard E. Marriott and J. Willard Marriott, Jr. are brothers.

     WILLIAM W. MCCARTEN is President and Chief Executive Officer of the Company. He served as President of Host Marriott Corporation's Operating Group, which conducted substantially all of Host Marriott Corporation's airport, tollroad and other businesses now conducted by the Company. He joined Marriott Corporation in 1979, was elected Vice President, Corporate Controller and Chief Accounting Officer in 1985 and Senior Vice President in 1986. He was named Executive Vice President, Host and Travel Plazas in 1991 and President, Host and Travel Plazas in 1992. In 1993, he became President of Host Marriott Corporation's Operating Group and in 1995 was elected President and Chief Executive Officer and a director of the Company. Mr. McCarten has served on the Advisory Board of the McIntire School at the University of Virginia and is a past chairman.

     ROSEMARY M. COLLYER is a partner with the law firm of Crowell & Moring LLP in Washington, D.C., where she practices labor and employment law and has served as Chairman of the firm's Management Committee. Prior to joining Crowell & Moring, Ms. Collyer served as General Counsel of the National Labor Relations Board. Ms. Collyer previously served as Chairman of the Federal Mine Safety and Health Review Commission. Ms. Collyer was an attorney with the law firm of Sherman and Howard in Denver, Colorado before her government service. Ms. Collyer currently serves as Chair of the Compensation Policy Committee of the Company's Board.

     R. MICHAEL MCCULLOUGH is the Retired Chairman and CEO of the international management consulting firm of Booz-Allen & Hamilton Inc. During his more than 30 years with Booz-Allen, he was elected a partner in 1971 and he was elected Chairman and CEO in 1984. He is currently a Managing Director of Ariston Partners. He has been a member of the Board of Directors of the Professional Services Council from 1980-1994, serving as President from 1982 until 1985. He has served as a member of the Advisory Council of the Graduate School of Business at Stanford University, the Boards of Directors of the Wolf Trap Foundation, Caterair International, and the University of Detroit. He currently serves on the Boards of Directors of Capital Automotive REIT, O'Sullivan Corporation, and Watson Wyatt Worldwide.

     GILBERT T. RAY is a partner with the law firm of O'Melveny & Myers LLP in Los Angeles, California. He has extensive experience with corporate and international financings, as well as tax-exempt securities. He also heads the governmental relations practice for the firm. Mr. Ray is a director of the Automobile Club of Southern California and a member of numerous other boards including the Los Angeles Convention & Visitors Bureau (Chairman of the Board for 1994 -- 1995), the Los Angeles Area Chamber of Commerce (Executive Committee -- since 1998), the John Randolph Haynes and Dora Haynes Foundation, and Ashland University (Ohio).

     ANDREW J. YOUNG has served as Chairman of GoodWorks International LLC since 1997. Ambassador Young has spent more than 40 years in public service. He was elected to three terms in the U.S. Congress, representing the Fifth Congressional District of Georgia. In 1977, he was appointed U.S. Ambassador to the United Nations. He was elected Mayor of Atlanta, Georgia in 1981, and reelected in 1985. He is a director of Delta Airlines, Thomas Nelson Publishing Company, Cox Communications, Film Fabricators, the Martin Luther King, Jr. Center, and the Argus Board. Ambassador Young also serves as Chairman of the Southern Africa Enterprise Development Fund (SAEDF). Ambassador Young currently serves as Chair of the Nominating and Corporate Governance Committee of the Company's Board.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The Board of Directors is composed of eight members. Mr. McCarten is the only employee of the Company who serves on the Board. The Board met four times in 1998.

     The Board has four standing Committees: (i) Executive, (ii) Audit, (iii) Compensation Policy, and (iv) Nominating and Corporate Governance.

     The members of the Executive Committee are William J. Shaw (Chair), William
W. McCarten and R. Michael McCullough. When the Board of Directors is not in session, this Committee is authorized to exercise all powers of the Board of Directors, subject to specific restrictions as to powers retained by the full Board of Directors. No change in the membership of the Executive Committee is contemplated for 1999. The Committee met once in 1998.

     The Audit Committee is composed of three directors who are not employees of the Company: R. Michael McCullough (Chair), Gilbert T. Ray and Rosemary M. Collyer. The Audit Committee meets at least five times a year with the independent auditors, management representatives, internal auditors and the Company's General Counsel; recommends to the shareholders appointment of independent auditors; approves the scope of audits and other services to be performed by the independent and internal auditors; and reviews the results of internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent auditors, internal auditors and the General Counsel of the Company have unrestricted access to the Audit Committee and vice versa. The Committee met eight times in 1998.

     The Compensation Policy Committee is composed of three directors who are not employees of the Company: Rosemary M. Collyer (Chair), Gilbert T. Ray and R. Michael McCullough. The Compensation Policy Committee's duties include establishing policies and procedures relating to senior executive compensation and various employee stock plans, and approval of senior executive bonuses and stock awards. The Committee also establishes performance standards for senior executives and determines annually whether these performance standards have been satisfied. The Committee met eight times in 1998.

     The Nominating and Corporate Governance Committee is composed of three directors who are not employees of the Company: Ambassador Andrew J. Young (Chair), Rosemary M. Collyer, and R. Michael McCullough. It considers candidates for election as directors and is responsible for making recommendations with regard to corporate governance. In addition, the Committee fulfills an advisory function with respect to a range of matters affecting the Board of Directors and its Committees, including the making of recommendations with respect to qualifications of director candidates, compensation of directors, the selection of committee chairs, committee assignments and related matters affecting the functioning of the Board. The Committee met once in 1998.

     Women and minorities hold three of the seven non-employee director positions on the Board. The Compensation Policy Committee is chaired by a woman and the Nominating and Corporate Governance Committee is chaired by an African-American man. Three of the four Committees of the Board (Audit, Compensation Policy and Nominating and Corporate Governance) have a majority of their membership composed of women and minorities.

     During 1998, no incumbent member of the Company's Board of Directors attended fewer than 75% of the aggregate of (1) the total number of Board meetings held and (2) the total number of meetings of committees of the Board on which he or she served.

COMPENSATION OF DIRECTORS

     Mr. McCarten, the only employee director of the Company, receives no additional compensation for his services as a director. Directors who are not employees (which are all other directors of the Company) receive an annual retainer fee of $25,000 (with the exception of the Chairman of the Board of Directors, who receives an annual retainer of $50,000) as well as an attendance fee of $1,250 for each shareholders' meeting, meeting of the Board of Directors or meeting of a committee of the Board of Directors, regardless of the number of meetings held on a given day. The Chair of each committee of the Board of Directors receives an additional annual retainer fee of $1,250, with the exception of the Executive Committee Chair. Mr. Shaw does not receive an annual retainer fee for his duties as Chair of the Executive Committee. Directors are reimbursed for ordinary and reasonable travel expenses and other out-of-pocket costs incurred in attending meetings.

OWNERSHIP OF COMPANY SECURITIES

     As of July 30, 1999, the Company had one outstanding class of equity or equity-linked securities, common stock, no par value per share.

     The following table sets forth information as to the shares of Common Stock beneficially owned (or deemed to be beneficially owned pursuant to the rules of the Securities and Exchange Commission) as of July 1, 1999. The information is provided for directors, nominees, the chief executive officer and the four additional most highly compensated executive officers of the Company, as well as by all directors and executive officers of the Company as a group. It also includes, to the best of the Company's knowledge, beneficial owners of 5% or more of the outstanding shares of Common Stock.

                                                   SHARES OF COMPANY         % OF COMMON STOCK
                                               COMMON STOCK BENEFICIALLY     OUTSTANDING AS OF
                    NAME                        OWNED AS OF JULY 1, 1999       JULY 1, 1999
                    ----                      ----------------------------   -----------------
DIRECTORS:
  Rosemary M. Collyer.......................               1,000                  *
  J. Willard Marriott, Jr. .................           2,566,930(2)(5)             7.64%
  Richard E. Marriott.......................           2,512,507(3)                7.48%
  William W. McCarten.......................             599,973(4)                1.78%
  R. Michael McCullough.....................                    (5)               *
  Gilbert T. Ray............................                    (5)               *
  William J. Shaw...........................              37,150(5)(6)            *
  Andrew J. Young...........................                    (5)               *
NON-DIRECTOR EXECUTIVE OFFICERS:
  Brian W. Bethers..........................             139,612(7)               *
  Joe P. Martin.............................             116,231(8)               *
  John J. McCarthy..........................             268,872(9)               *
  Thomas G. O'Hare..........................             197,579(10)              *
  All directors and executive officers as a
     group:                                            5,852,395                  17.42%
  Beneficial Owners of 5% or more:
     Wanger Asset Management, L.P. .........           2,845,900(11)               8.43%
     FMR Corp. .............................           2,832,100(12)               8.41%
     Prudential Insurance Company of
       America..............................           1,918,245(13)               5.71%

---------------
  *  Less than one percent (1%).

 (1) Based on the number of shares outstanding, plus the number of shares acquirable by the specified person(s) by stock option exercise within 60 days of July 26, 1999. The Common Stock ownership for Wanger Asset Management, L.P., FMR Corp., and Prudential Insurance Company were recorded at dates other than July 26, 1999. Refer to notes 11-13.

 (2) Includes (i) shares held in family trusts for which Mr. Marriott serves as a trustee or co-trustee; (ii) shares held in family trusts in which he is a beneficiary or co-beneficiary; (iii) shares held in partnerships in which the General Partner is indirectly controlled by Mr. Marriott; and (iv) shares held by the J. Willard Marriott Foundation, for which Mr. Marriott serves as a trustee with Richard E. Marriott and Alice Marriott.
     The Foundation holds 601,657 shares, which is included in the total beneficial ownership for both J. W. Marriott, Jr. and Richard E. Marriott, but the Foundation's shares are counted only once in reporting the total number of shares owned by all directors, nominees and executive officers as a group. The shares do not include 39,177 shares held in a charitable annuity trust created by the will of J.W. Marriott, Sr., in which J.W. Marriott, Jr. and Richard E. Marriott have a remainder interest and of which Alice Marriott is the trustee. It also does not include shares held by members of the Marriott family other than J.W. Marriott, Jr. and Richard
     E. Marriott. J.W. Marriott, Jr. does not hold any options to acquire shares of Company Common Stock.

 (3) Includes (i) shares held in family trusts for which Mr. Marriott serves as a trustee or co-trustee; (ii) shares held in family trusts for which he is a beneficiary or co-beneficiary; (iii) shares held by First Media Limited Partners, whose General Partner is indirectly controlled by Mr. Marriott;
     (iv) shares held by the J. Willard Marriott Foundation, for which Mr. Marriott serves as a Trustee with J.W. Marriott, Jr. and Alice Marriott. The Foundation holds 601,657 shares, which is included in the total beneficial ownership for both Richard E. Marriott and J.W. Marriott, Jr. but the Foundation's shares are counted only once in reporting the total number of shares owned by all directors, nominees and executive officers as a group; (v) options to acquire 11,140 shares within 60 days of July 26, 1999; and (vi) 45,160 shares of restricted stock.

 (4) Includes (i) options to acquire 8,650 shares within 60 days of July 26, 1999; and (ii) 286,682 shares of restricted stock. Mr. McCarten did not sell any Company Common Stock in 1998. These shares do not include stock options that would vest in the event of a change in control.

 (5) As a non-employee director, this director has requested that a percentage of eligible director compensation be deferred toward the acquisition of Common Stock pursuant to the Company's Non-employee Directors' Deferred Stock Compensation Plan ("Directors' Plan"). These shares do not have voting rights until distribution to the director upon retirement from the Board. As of July 26, 1999, the following directors were deferring 100% of their compensation into the Directors' Plan. The shares were attributed to each participating director as follows: J.W. Marriott, Jr. 4,747 shares, R. Michael McCullough 9,088 shares, Gilbert T. Ray 13,997 shares, William J. Shaw 8,920 shares. Ambassador Young has requested 50% of his eligible compensation be deferred into the Plan. As of July 26, 1999, Ambassador Young had 3,742 shares attributed to him.

 (6) Includes 1,400 shares of restricted stock.

 (7) Includes (i) 14,676 shares attributed to Mr. Bethers' profit sharing plan account; (ii) options to acquire 7,830 shares within 60 days of July 26, 1999; and (iii) 70,882 shares of restricted stock. These shares do not include stock options that would vest in the event of a change in control.

 (8) Includes (i) 13,650 shares attributed to Mr. Martin's profit sharing plan account; (ii) options to acquire 473 shares within 60 days of July 26, 1999; and (iii) 61,869 shares of restricted stock. These shares do not include stock options that would vest in the event of a change in control.

 (9) Includes (i) 53,843 shares attributed to Mr. McCarthy's profit sharing account; (ii) options to acquire 2,830 shares within 60 days of July 26, 1999; and (iii) 101,952 shares of restricted stock. These shares do not include stock options that would vest in the event of a change in control.

(10) Includes (i) 55,824 shares attributed to Mr. O'Hare's profit sharing account; (ii) options to acquire 1,820 shares within 60 days of July 26, 1999; and (iii) 89,013 shares of restricted stock. These shares do not include stock options that would vest in the event of a change in control.

(11) Wanger Asset Management, L.P. and Wanger Asset Management, Ltd., which is the general partner of Wanger Asset Management, L.P., report that they have shared voting and dispositive power with respect to 2,845,900 shares of Company Common Stock. Their principal address is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606. Based on Schedule 13G dated February 8, 1999.

(12) FMR Corp. reports that it has sole dispositive power with respect to 2,832,100 shares of Company Common Stock and beneficially owns 2,832,100 shares of Company Common Stock. These shares are held by the Fidelity Magellan Fund. Edward C. Johnson 3d and Abigail Johnson each has sole power to dispose of 2,832,100 shares. The address of FMR Corp., Edward C. Johnson 3d and Abigail Johnson is 82 Devonshire Street, Boston, Massachusetts 02109. Based on Amendment 3 to Schedule 13G dated February 1, 1999. (13) The Prudential Insurance Company of America reports that it has shared voting and dispositive power with respect to 1,062,145 shares of Company Common Stock and has sole voting and dispositive power with respect to 856,100 shares of Company Common Stock. Their principal address is 751 Broad Street, Newark, New Jersey 07102. Based on Schedule 13G dated February 2, 1999.

EXECUTIVE OFFICERS

     Provided below is information regarding the persons who are executive officers (but not directors) of the Company.

              NAME                             BUSINESS EXPERIENCE PRIOR TO BECOMING
           AND TITLE                AGE         AN EXECUTIVE OFFICER OF THE COMPANY
--------------------------------    ---    ---------------------------------------------
JOHN J. MCCARTHY                    53     JOHN J. MCCARTHY joined Host International,
Executive Vice President,                  Inc. in 1974 as General Manager for the Tampa
Malls and International Business           Airport Hotel. In 1978 he was promoted to
                                           Director of Real Estate and he served as Vice
                                           President, Hotel Operations beginning in
                                           1979. In 1982 he was promoted to Regional
                                           Vice President of Marriott Corporation's
                                           Airport Division, Northeast. He was appointed
                                           Vice President of Marriott Corporation's
                                           Travel Plazas Division in 1989. In 1991, he
                                           served as Senior Vice President, Travel
                                           Plazas Operations. In 1992, he was appointed
                                           Senior Vice President, Corporate Development
                                           and Marketing. Mr. McCarthy was appointed
                                           Senior Vice President of Host Marriott
                                           Corporation's Operating Group in 1993. In
                                           1995, Mr. McCarthy was appointed Executive
                                           Vice President, Business Development for the
                                           Executive Vice President, Company. In 1998,
                                           Mr. McCarthy was appointed Malls and
                                           International Executive Vice President, Malls
                                           and International Business.
THOMAS G. O'HARE                    47     THOMAS G. O'HARE joined Host International,
Executive Vice President,                  Inc. in 1975 as a Food and Beverage
North America Business                     Supervisor at Detroit Metro Airport. He was
                                           promoted to General Manager at Newark
                                           International Airport in 1978. In 1984, he
                                           was named Vice President of Corporate
                                           Development. He returned to Operations in
                                           1987 as Regional Vice President and became
                                           Senior Vice President for Airports in 1993.
                                           Mr. O'Hare was appointed Senior Vice
                                           President of Host Marriott Corporation's
                                           Operating Group in 1993 and assumed the
                                           position of Senior Vice President for
                                           Operations in 1994. In 1995, Mr. O'Hare was
                                           appointed Executive Vice President,
                                           Operations for the Company. In 1998, Mr.
                                           O'Hare became Executive Vice President, North
                                           American Business.

              NAME                             BUSINESS EXPERIENCE PRIOR TO BECOMING
           AND TITLE                AGE         AN EXECUTIVE OFFICER OF THE COMPANY
--------------------------------    ---    ---------------------------------------------
BRIAN W. BETHERS                    39     BRIAN W. BETHERS joined Marriott Corporation
Executive Vice President and               in 1985 as a financial analyst in the
Chief Financial Officer                    Operation, Planning and Control Department.
                                           In 1989, he was promoted to Director of the
                                           Host Operating Group Financial Planning
                                           Department. In 1992, he became Senior
                                           Director, Corporate Development. He was
                                           appointed Vice President, Corporate
                                           Development in 1993. Mr. Bethers returned to
                                           Finance in 1995 when he was appointed Senior
                                           Vice President and Chief Financial Officer of
                                           the Company. In 1999, Mr. Bethers became
                                           Executive Vice President and Chief Financial
                                           Officer.
JOE P. MARTIN                       52     JOE P. MARTIN joined Marriott Corporation in
Senior Vice President, General             1988 as Assistant General Counsel for Labor
Counsel and Secretary                      Law and Litigation. In 1992, he became Chief
                                           Labor Counsel for Marriott Corporation's
                                           Lodging Group and in 1993 became Associate
                                           General Counsel of Host Marriott Corporation,
                                           responsible for labor, employment litigation,
                                           employee benefits, and executive compensation
                                           matters. Prior to joining Marriott
                                           Corporation, he was a trial and appellate
                                           litigation with the law firm of Fulbright &
                                           Jaworski, and held senior trial attorney
                                           positions with the Civil Rights Division of
                                           the United States Department of Labor, J.C.
                                           Penney Company and CIGNA Corporation. Mr.
                                           Martin became Senior Vice President and
                                           General Counsel of the Company in 1995 and
                                           Secretary in 1997.
TIMOTHY H. PEASE                    39     TIMOTHY H. PEASE joined Host Marriott
Vice President, Controller and             Services in 1995 as the Senior Director of
Chief Accounting Officer                   Corporate Accounting. Prior to joining Host
                                           Marriott Services, Mr. Pease was a senior
                                           manager with Arthur Andersen LLP. In 1998,
                                           Mr. Pease was appointed Vice President,
                                           Controller and Chief Accounting Officer of
                                           the Company.

                      REPORT ON EXECUTIVE COMPENSATION BY
                  THE COMPANY'S COMPENSATION POLICY COMMITTEE

THE COMMITTEE

     The Compensation Policy Committee (the "Committee") of the Board of Directors of the Company oversees the compensation of senior executives of the Company to ensure that compensation serves to motivate and retain senior executives while also being in the best interests of the Company and its shareholders.

THE OBJECTIVES OF EXECUTIVE COMPENSATION

     The Company has established three key objectives for its executive compensation:

     -- To build a strong relationship between shareholder return and executive compensation by providing a compensation structure that motivates the achievement of objectives that drive shareholder value.

     -- To provide performance-based rewards that effectively link compensation to the achievement of results.

     -- To provide positive incentives that motivate achievement of both short and long term goals by offering competitive compensation that maintains a strategic balance between base compensation and incentive compensation so as to instill a willingness to take well-calculated risks.

EXECUTIVE COMPENSATION

     The Committee conducts an annual review of the components of executive compensation to ensure the competitiveness of the compensation of the Chief Executive Officer and the individuals who report directly to the CEO. The Committee determines the compensation of direct reports of the Chief Executive Officer ("CEO"), and makes recommendations regarding the compensation of the CEO to the Board of Directors. The recommendations of the Committee regarding CEO compensation have never been modified or rejected by the Board. The compensation of persons other than the CEO and his direct reports is determined by the management of the Company. To assist the Committee, the Company's Vice President of Compensation presents compensation recommendations to the Committee for the CEO and his direct reports based on data obtained from independent compensation consultants, which reflects compensation practices of industry companies of approximately the Company's size. The Committee establishes executive compensation based on this information. The Committee generally sets executive cash compensation (base salary plus targeted bonus) at the median level of the survey data.

     Due to the Committee's and the Company's emphasis on pay for performance and the objective of building a strong relationship between shareholder return and executive compensation, executive compensation is weighted toward long-term stock incentives.

ANNUAL CASH COMPENSATION

     Annual cash compensation is made up of two components -- base salary and annual cash incentive (bonus). The Committee annually reviews base salaries and annual cash incentives for the CEO and the CEO's direct reports and approves the appropriate compensation and annual incentives. As discussed above, the Committee determines annual base salaries for the direct reports of the CEO based on recommendations made to the Committee by the CEO and the Company's Vice President of Compensation and Towers Perrin, the Committee's outside independent compensation consultant retained to assist the Committee. The annual cash incentive for each executive is based on annual performance goals set by the Committee. For 1998, the performance goals included: targeted levels of EBIT (earnings before interest and taxes) and interest income and business development growth. The Committee determined that annual cash incentive payouts to the CEO and his direct reports for 1998, under their individual bonus plans, would range from 33.1% to 55.2% of their respective base salaries.

STOCK INCENTIVES

     The Company has made stock awards and will make future awards under the Company's shareholder approved Comprehensive Stock Plan (the "CS Plan"). The Committee is responsible for administering the CS Plan.

     Restricted stock is the current primary long-term incentive vehicle for the CEO and his direct reports. The CS Plan permits the Committee to approve awards subject to either "General Restrictions", usually relating to continued employment, or "Performance Restrictions." The Committee believes that performance-based awards are in the best interest of shareholders and thus the stock awards it makes are weighted more heavily toward such awards.

     In August 1998, the Committee made new grants of restricted stock and performance-based stock options to Mr. McCarten and certain senior executives. The grants are intended to reward Mr. McCarten and his management team if they significantly increase shareholder value. The grants consist of a time-based award of restricted stock, which vests in three equal installments beginning August 1999, so long as the executive continues in employment, and a long term performance award intended to vest when the Company meets or exceeds the 75th percentile of Total Shareholder Return of the Russell 2000 index, over a period of not less than 3 years. The performance awards will vest after seven years from the date of the grant (August 2005) if the performance goals have not been satisfied. The annual grant consists of restricted shares and the long term performance award is a mix of restricted stock and stock options. The grants were based on calibrated multiples of each recipient's base salary. The multiples ranged from one to two and one half times base salary for the annual grants, and three to six times base salary for the performance grants. Each of these grants is made on a pretax basis. As a result, in all cases, the number of shares released to the executive will be reduced by at least the current 28% federal income tax withholding requirement and the applicable state income tax rate. Taxes are paid in shares withheld at the time of vesting.

     The Committee's performance standards for earning release of the 1998 installment of previously granted restricted shares were targeted levels of return on investment, profitability and liquidity. The Committee determined that only 57.2% of the available restricted shares were earned by Mr. McCarten and the senior executives.

1998 COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     The Committee recommends the total cash compensation of Mr. McCarten, which must be approved by the full Board of Directors. The Board has never modified or rejected any recommendation by the Committee regarding the CEO's compensation. The Committee is solely responsible for establishing performance-based compensation goals for the CEO's bonus and the release of restricted stock and for determining whether the Committee's goals have been satisfied. In 1998, Mr. McCarten earned a base salary of $485,000. The Committee, with the approval of the Board, established a 1998 annual cash incentive plan through which he could have earned 75% of his base salary. The Committee determined that in 1998 Mr. McCarten earned a payout of 55.2% of his base salary.

     In 1993, when the Company was part of Host Marriott Corporation, Mr. McCarten received a five year grant of Host Marriott Corporation restricted stock which expired at the end of 1998. Forty percent of the award was time-based restricted stock, which required him to continue in employment, and sixty percent of the shares awarded were performance-based, requiring achievement of performance targets. On February 2, 1996, Mr. McCarten converted all of his remaining restricted shares of Host Marriott Corporation stock into Company restricted stock. The converted Company restricted shares were also forty percent time-based and sixty percent performance-based. The Committee sets the annual performance goals which Mr. McCarten must achieve for release of his performance-based restricted stock. For 1998, the Committee targeted levels of return on investment, profitability and liquidity. On a pretax basis, Mr. McCarten earned release of 60,174 performance-based restricted shares for 1998 and also earned release of 70,132 shares of time-based restricted stock. A total of 45,025 shares of restricted stock were not earned in 1998. Under the terms of the 1993 grant, the unearned performance-based shares will be available to Mr. McCarten upon his retirement from the Company.

POLICY ON DEDUCTIBILITY OF EXECUTIVE COMPENSATION UNDER INTERNAL REVENUE CODE
SECTION 162(m)

     Section 162(m) of the Internal Revenue Code of 1986, as amended ("Code"), limits the deductibility of compensation paid to certain executive officers to $1 million unless certain requirements are met. Any compensation considered performance-based is not subject to the $1 million limitation on deductibility. The Committee's intention is to establish performance-based compensation for the Company's senior management and qualify appropriate compensation under the performance requirements of Section 162(m).

                                          Respectfully submitted,

                                          Rosemary M. Collyer, Chair,
                                          Gilbert T. Ray, Member,
                                          R. Michael McCullough, Member,

                                          Compensation Policy Committee

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following Summary Compensation Table sets forth the compensation paid during the past three fiscal years to the listed executive officers. The compensation amounts in the following table represent all compensation paid to each individual in connection with his position with the Company in 1998, 1997 and 1996. There are no employment agreements between the Company and the listed executives. The listed executives do participate in various Company employee benefit plans and have vested rights under certain of these plans. These plans include the Company's Employee Profit Sharing, Retirement and Savings Plan and Trust, the Company's Executive Deferred Compensation Plan and the Company's Change in Control Plan. The executives also have rights under the restricted stock awards made by the Compensation Policy Committee and the Board, which generally vest the unvested shares in the event of certain contingencies such as the death, permanent disability of the executive, retirement with the approval of the Board, or a change in control.

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION                       LONG-TERM COMPENSATION
                                      --------------------------------   -------------------------------------------------
                                                             OTHER
                                                             ANNUAL       RESTRICTED     STOCK      LTIP       ALL OTHER
         NAME AND            FISCAL   SALARY     BONUS    COMPENSATION   STOCK AWARDS   OPTIONS    PAYOUTS    COMPENSATION
    PRINCIPAL POSITION        YEAR    (1)($)    (2)($)       (3)($)      (4)(5)(8)($)     (#)      (6)($)        (7)($)
    ------------------       ------   -------   -------   ------------   ------------   -------   ---------   ------------
William W McCarten            1998    485,000   267,720        0           990,635      245,518     470,139      35,109
  Chief Executive             1997    465,000   290,625        0                 0            0   1,352,070      26,802
  Officer and President       1996    458,654   326,103        0                 0            0   1,071,767      27,975
John J. McCarthy              1998    297,000   150,901        0           303,834      125,501     132,688     367,346
  Executive Vice              1997    285,000   165,870        0                 0            0     381,600      98,278
  President, Malls and        1996    280,288   185,551        0           240,002            0     396,945      39,999
  International Business
Thomas G. O'Hare              1998    260,000   131,880        0           265,530      109,682     121,633      24,770
  Executive Vice              1997    249,000   144,918        0                 0            0     349,800      25,154
  President, North            1996    244,615   161,935        0           220,002            0     332,445      12,636
  America Business
Brian W. Bethers              1998    214,000    98,864        0           218,548       90,276      88,459      18,654
  Executive Vice              1997    205,000   104,345        0                 0            0     254,400      18,855
  President and Chief         1996    188,558   115,586        0           240,002            0     201,661       8,341
  Financial Officer
Joe P. Martin                 1998    184,000    85,005        0           187,919       77,621      77,403      17,170
  Senior Vice President,      1997    176,000    93,104        0                 0            0     217,300      10,319
  General Counsel and         1996    173,269   106,214        0           140,001            0     124,049       7,840
  Secretary

---------------
(1) Salary amounts include base salary earned and paid in cash during the fiscal year and the amount of base salary deferred at the election of the executive officer under the Company's Employees' Profit Sharing, Retirement and Savings Plan and Trust (the "Profit Sharing Plan") and the Company's Executive Deferred Compensation Plan (the "Deferred Compensation Plan").

(2) Bonus (annual cash incentive) includes the amount of cash bonus earned pursuant to the named individual's bonus plan during the fiscal year and paid subsequent to the end of each fiscal year. The 1998 bonus payments were paid in February 1999.

(3) Perquisites and other personal benefits, securities or property are not reported since they were equal to the lesser of $50,000 or 10% of the total of annual salary and bonus for each executive officer for each year.

(4) This column of the table reports restricted stock and deferred bonus stock awards. Deferred bonus stock awards are discussed in footnote 5 below. The restricted shares reported in this column are shares subject to "General Restrictions" (see footnote 8). Restricted shares with "Performance Restrictions" (see footnote 8) are reported as long-term incentive plan ("LTIP") awards and are not reported as restricted stock awards on this table. The pretax value of restricted stock with "Performance Restrictions" which vested in 1998 is reported in the table as "LTIP Payouts." The restricted stock awards for 1996 listed on this table vested ratably over a three year period (1996-1998) for Mr. Bethers, and vested ratably over a two year period (1997-1998) for Mr. McCarthy, Mr. O'Hare and Mr. Martin. No new restricted stock award was made in 1996 to Mr. McCarten. However, he continued to ratably vest through December 31, 1998 a Host Marriott Corporation restricted stock award made in 1993 which was converted into restricted Company shares on February 2, 1996. Holders of restricted stock would be entitled to dividends, if any, paid by the Company to holders of Common Stock. No dividends were paid in 1996, 1997 or 1998. In 1998, new restricted stock awards were made to the executives listed in the Table. The new 1998 awards vest ratably over a three year period beginning August 1998, and are subject to General Restrictions, including that the executive remains employed by the Company. The values of the 1998 awards were calculated at $10.344 per share, the average of the high and low of Company Common Stock on the New York Stock Exchange on the last day of the 1998 fiscal year.

(5) The Company no longer makes Deferred Stock Bonus Awards. The Deferred Stock Bonus Awards included in the Table in the "Restricted Stock Awards" column, are stock awards granted by Host Marriott Corporation prior to the Distribution, which were generally derived based on dividing 20% of each individual's annual cash bonus award by the average of the high and low trading prices for a share of Host Marriott Corporation common stock on the New York Stock Exchange on the last trading day of the fiscal year. No voting rights or dividends are attributed to these Deferred Stock Bonus Award shares until such award shares are distributed. Awards may be denominated as current (pre-retirement) awards or deferred (retirement) awards. A current award is distributed in 10 annual installments commencing one year after the award is granted. A vested deferred award is distributed in a lump sum or in up to 10 annual installments following termination of employment. These awards generally are not subject to forfeiture once the employee reaches age 55 and has 10 years of service, or after 20 years of service with Board approval; however, the awards are not subject to forfeiture for any reason if the employee dies or becomes permanently disabled. Each share of Host Marriott Corporation Deferred Stock Bonus Awards held by each executive listed in the Summary Compensation Table was split at the Distribution into one share of Company Deferred Bonus Stock for each five shares of Host Marriott Corporation Deferred Bonus Stock. Under the terms of the restricted stock grants made to them, Mr. McCarten, Mr. McCarthy, Mr. O'Hare and Mr. Martin were not eligible to receive awards of Deferred Bonus Stock in 1994, 1995, 1996, and in 1997, the Company decided to no longer make Deferred Stock Bonus Awards. Each of these individuals received Deferred Bonus Stock awards for years prior to 1994 from Host Marriott Corporation, which were split into Host Marriott Corporation and Company deferred shares, which will continue to be distributed pursuant to the terms of the awards. Mr. Bethers was eligible to receive Deferred Bonus Stock Awards in 1994 and 1995, but did not receive restricted stock in those years. In 1996, Mr. Bethers received a restricted stock award and became ineligible for 1996 and thereafter to receive any further Deferred Bonus Stock Awards. In January 1999, Mr. McCarten, Mr. McCarthy, Mr. O'Hare, Mr. Bethers and Mr. Martin received a distribution of Company deferred stock from previous awards as follows: Mr. McCarten, 81 shares valued at $821; Mr. McCarthy, 284 shares valued at $2,877; Mr. O'Hare, 62 shares valued at $628; Mr. Bethers, 184 shares valued at $1,864 and Mr. Martin, 38 shares valued at $385. Values are based on $10.125 per share, the average of the high and low of the trading prices of the Company stock on the New York Stock Exchange as of January 4, 1999, the date the shares were released to each executive.

(6) For 1998, the pre-tax amounts attributed to LTIP Payouts represent the value of the Company performance-based restricted stock awards that vested following the close of the fiscal year. The value stated is based on $7.8125 per share, the average of the high and low trading prices of a share of Company Stock on February 1, 1999, on the New York Stock Exchange, the date the performance restrictions were removed.

(7) For 1998, amounts included as "All Other Compensation" represent Company contribution amounts received under one or more of the Profit Sharing Plan, the Deferred Compensation Plan or the Supplemental Retirement Plan for certain employees. For 1998 for Mr. McCarten, $2,301 was attributable to the Profit Sharing Plan and $25,608 was attributable to the Deferred Compensation Plan.

    For 1998 for Mr. McCarthy, $2,301 was attributable to the Profit Sharing Plan, $14,372 was attributable to the Deferred Compensation Plan, and $340,473 was attributable to the Supplemental Retirement Plan. For 1998 for Mr. O'Hare, $2,301 was attributable to the Profit Sharing Plan and $12,269 was attributable to the Deferred Compensation Plan. For 1998 for Mr. Bethers, $2,301 was attributable to the Profit Sharing Plan and $9,153 was attributable to the Deferred Compensation Plan. For 1998 for Mr. Martin, $2,301 was attributable to the Profit Sharing Plan and $7,669 was attributable to the Deferred Compensation Plan. Each of these Executives also received $7,200 as a car allowance. Mr. O'Hare and Mr. McCarthy also are eligible for up to $3,000 per year for supplemental medical expenses.

(8) Restricted stock grants presently held by Company executives consist of two awards: shares subject to restrictions relating primarily to the passage of time and continued employment ("General Restrictions" or "time-based" restrictions) which vest ratably over a three year period, and an award of stock subject to performance objectives such as financial performance of the Company ("Performance Restrictions" or "performance-based" restrictions), which vest in a lump sum when the specified performance goals are reached, or in the event of the death, permanent disability of the executive, retirement with approval of the Board or a change in control of the Company. The performance goal for vesting the Long Term Incentive 1998 performance-based award is to meet or exceed the 75th percentile of Total Shareholder Return of the Russell 2000 index, over a period of not less than three years. Performance-based restricted stock awards were made by the Committee to Mr. McCarten, Mr. Bethers, Mr. Martin, Mr. McCarthy and Mr. O'Hare in August 1998. The Compensation Policy Committee administers the restricted stock awards of the executives pursuant to performance criteria set by the Committee. The 1998 "LTIP Payments" reflect the pretax, fair market value of the released shares from the prior awards (made in 1993 to Mr. McCarten, and in 1996 to the other executive officers) to Mr. Bethers, Mr. Martin, Mr. McCarten, Mr. McCarthy and Mr. O'Hare, on February 1, 1999, the date of release of the performance-based restricted stock shares for the 1998 fiscal year. All restricted stock awards subject only to General Restrictions are presented on the Summary Compensation Table as "Restricted Stock Awards", and the value stated in the Summary Compensation Table is the fair market value on the date of the grant. As of January 1, 1999, the total number and value of time-based and performance-based restricted shares held by each executive is as follows: Mr. McCarten: 334,666 shares valued at $3,461,785; Mr. McCarthy: 127,406 shares valued at $1,317,888; Mr. O'Hare:
    112,614 shares valued at $1,164,879; Mr. Bethers: 90,082 shares valued at $931,808; and Mr. Martin 77,756 shares valued at $804,308.

PERFORMANCE GRAPH

     The graph below compares the cumulative total return of the Company's common stock against the cumulative total return of the S&P 500 Composite Stock Index and the Russell 2000 index from the Distribution on December 29, 1995 through January 1, 1999, the end of the 1998 fiscal year. The Russell 2000 index contains companies with a range of market capitalizations comparable to the Company. The Company has elected not to use a published industry or line-of-business index because it believes that the Company has certain, but important, differences from traditional food and beverage specialty companies, and it believes the indexes chosen better reflect the performance of the Company. These differences from traditional food and beverage specialty companies are more fully reflected in the Company's Annual Report and its Annual Report on Form 10-K for 1998. The Company believes there is no published index with the exact product and service mix of the Company.

     The phrase "total cumulative return" assumes that $100 was invested on December 29, 1995 in the Company's common stock and in each index and that all dividends (there were no dividends paid by the Company) were reinvested during the specified periods. The price performance of the Company's common stock shown below should not be viewed as being indicative of future performance.

[PERFORMANCE GRAPH]

                                                          HMSC                       S&P 500                  RUSSELL 2000
                                                          ----                       -------                  ------------
12/29/95                                                 100.00                      100.00                      100.00
1/3/97                                                   137.50                      124.18                      116.31
1/3/98                                                   206.25                      164.77                      142.31
1/1/99                                                   148.21                      210.85                      139.28

STOCK OPTIONS

     The tables below set forth information regarding the award and exercise during fiscal year 1998 of certain options by each of the persons listed on the preceding Summary Compensation Table and the value on January 1, 1999, the end of the Company's fiscal year, of all unexercised options held by such individuals. No stock appreciation rights were awarded to the listed persons by the Company in fiscal year 1998.

                      AGGREGATE STOCK OPTION EXERCISES IN
              LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES*

                                                                           NUMBER OF SECURITIES
                                                                                UNDERLYING             VALUE OF UNEXERCISED IN-
                                                                                UNEXERCISED               THE-MONEY OPTIONS/
                                                                              OPTIONS/SARS AT               SARS AT FISCAL
                                                                            FISCAL YEAR END(#)              YEAR END($)(1)
                               SHARES ACQUIRED ON                       ---------------------------   ---------------------------
            NAME                  EXERCISE(#)       VALUE REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----               ------------------   -----------------   -----------   -------------   -----------   -------------
William W. McCarten..........         600                 5,081            8,650            0           89,476            0
John J. McCarthy.............         240                 2,137            3,470            0           35,894            0
Thomas G. O'Hare.............           0                     0            1,820            0           18,826            0
Brian W. Bethers.............           0                     0            7,830            0           80,994            0
Joe P. Martin................         180                 1,524              473            0            4,893            0

---------------
 * No Stock Appreciation Rights (SARs) were granted in 1998.

(1) Based on a per share price for Company Common Stock of $10.344. This price reflects the average of the high and low trading prices on the New York Stock Exchange on January 1, 1999. The value of the options reflect the gain on the exercise of the option that would have been realized if the options had been exercised on January 1, 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  # OF TOTAL STOCK
                                                  OPTIONS GRANTED                                  GRANT DATE    IN-THE-MONEY
                                  STOCK OPTIONS   TO EMPLOYEES IN    EXERCISE PRICE   EXPIRATION     PRESENT       VALUE ON
              NAME                GRANTED(1)(#)     FISCAL YEAR        ($/SHARE)       DATE(2)     VALUE(3)($)   3/18/99(3)($)
              ----                -------------   ----------------   --------------   ----------   -----------   -------------
William W. McCarten.............     245,518            14.4             $13.47         8/5/08      1,455,000          0
John J. McCarthy................     125,501             7.3             $13.47         8/5/08        743,750          0
Thomas G. O'Hare................     109,682             6.4             $13.47         8/5/08        650,000          0
Brian W. Bethers................      90,276             5.3             $13.47         8/5/08        535,000          0
Joe P. Martin...................      77,621             4.5             $13.47         8/5/08        460,000          0

---------------
(1) The stock options set forth in this table are performance-based options granted by the Compensation Policy Committee in connection with the long term performance incentive plan to reward executive officers for significantly increasing shareholder value. The options can vest in not less than 3 years, absent certain contingencies previously described, when the Company meets or exceeds the 75th percentile of Total Shareholder Return of the Russell 2000 index.

(2) The options vest, in a lump sum, on or before August 5, 2005, and must be exercised on or before August 4, 2008. The options cannot vest prior to August 5, 2001, absent certain contingencies previously described.

(3) The Black-Scholles option pricing model was used to determine the present value of the options on the date of the grant. As of March 18, 1999, the options were not in-the-money.

LONG-TERM INCENTIVE AWARDS

     The Compensation Policy Committee of the Company made Long-Term Incentive Plan ("LTIP") awards to the Company's executive officers in 1998. To motivate senior executives and align their interests with shareholders for the purpose of significantly increasing shareholder value, the Compensation Policy Committee made new, long term performance stock awards to the Company's executive officers in August 1998. With the advice of the Committee's independent compensation consultant, Towers Perrin, and the Company's Vice President for Compensation, the Committee made an annual award of performance-based restricted stock and performance-based stock options to senior executives, including Mr. McCarten, the President and CEO; Mr. Bethers, Executive Vice President and Chief Financial Officer; Mr. Martin, Senior Vice President and General Counsel and Secretary; Mr. McCarthy, Executive Vice President and Mr. O'Hare, Executive Vice President. The performance-based awards for each executive are set forth below. The performance restricted stock and stock options vest in a lump sum when the performance goal established by the Compensation Policy Committee is satisfied, or at the end of seven years from the grant (August 2005). The performance goal is to meet or exceed 75th percentile of Total Shareholder Return of the Russell 2000 index, over a period of not less than three years. These awards are more fully discussed in this Proxy Statement in the Report on Executive Compensation by the Compensation Policy Committee.

            LONG TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                                                               ESTIMATED FUTURE PAYOUTS UNDER
                                                                                 NON-STOCK PRICE-BASED PLANS
                              NUMBER OF SHARES,      PERFORMANCE OR OTHER      -------------------------------
                               UNITS OR OTHER     PERIOD UNTIL MATURATION OR   THRESHOLD    TARGET    MAXIMUM
            NAME                RIGHTS (#)(1)            PAYOUT(2)(3)          ($ OR #)    ($ OR #)   ($ OR #)
            ----              -----------------   --------------------------   ---------   --------   --------
William W. McCarten.........       133,698                3-7 years               N/A        N/A        N/A
John J. McCarthy............        68,342                3-7 years               N/A        N/A        N/A
Thomas G. O'Hare............        59,728                3-7 years               N/A        N/A        N/A
Brian W. Bethers............        49,160                3-7 years               N/A        N/A        N/A
Joe P. Martin...............        42,269                3-7 years               N/A        N/A        N/A

---------------
(1) The awards were made by the Company Compensation Policy Committee from the Company's Comprehensive Stock Plan on August 5, 1998. The shares awarded are performance-based restricted stock. The awards are subject to applicable federal and state taxes, which must be satisfied in shares. The pre-tax adjusted value of the awards on the date of the grants at $13.47 per share, were: Mr. McCarten $1,800,912; Mr. McCarthy $920,567; Mr. O'Hare $804,536;
    Mr. Bethers $662,185 and Mr. Martin $569,363.

(2) The awards may vest in a lump sum not less than 3 years from August 1998, except in the event of certain contingencies, death, permanent disability or change in control.

(3) The pre-tax values of the LTIP awards, using the average of the high and low of the company stock traded on the New York Stock Exchange on January 1, 1999 which was $10.344 per share are as follows: Mr. McCarten $1,382,972; Mr. McCarthy $706,930; Mr. O'Hare $617,826; Mr. Bethers $508,511; and Mr.
    Martin $437,231.

     COMPREHENSIVE STOCK OPTION PLAN

     Stock Options and other stock awards to Company management and executives are made under the Company's Restated Comprehensive Stock Plan (Exhibit 3 to the Company's 14D-9, incorporated by reference herein).

     Pursuant to the Company Comprehensive Stock Plan, the Company may make to participating employees (i) awards of restricted shares of the Company Common Stock, (ii) deferred awards of shares of Company Common Stock and (iii) awards of options to purchase Company Common Stock. The principal terms and conditions of each such aspect of the plan are summarized below. The Company has authorized reservation of 10 million shares of Company Common Stock for issuance under the Company Comprehensive Stock Plan.

     Restricted Stock Awards. The plan provides compensation incentives to key employees in the form of shares of restricted stock of the Company. The Company expects that only top executives of the Company are to receive restricted stock awards under the plan. Delivery of shares are conditioned upon requirements such as (i) continued employment over a prescribed period of time, (ii) the participant refraining from engaging in activities in competition with the Company or which are otherwise adverse to the Company's best interests, and
(iii) satisfaction of such performance conditions as the Compensation Policy Committee of the Company's Board of Directors may specify.

     Deferred Stock Awards. The Company's purpose in granting deferred awards of the Company Common Stock is to attract, hold and reward key employees by allowing them to participate in the future success of the Company through the grant of deferred stock. Under the plan, deferred shares of the Company Common Stock are granted to participants annually as Deferred Stock Bonus Awards or Deferred Stock Agreements.

     Deferred Stock Bonus Awards represent a part of the annual performance bonus awards to employees. Award recipients are able to elect either a current award or a deferred award, unless the recipient is classified by the Company as below a specified salary, in which case only a current award is available.

     Current Awards are distributed in 10 annual installments commencing one year after the award is granted. If an employee dies before distribution of all shares to which the employee is entitled, the remaining shares are distributed in one distribution to the employee's designated beneficiaries or, in the absence of such beneficiaries, to the employee's estate. Any undistributed shares subject to a current award are forfeited and the award terminated if the employee's employment with the Company is terminated for any reason other than termination of employment at or beyond age 55 with 10 years of service, termination after 20 years of service with retirement approval from the Compensation Policy Committee of the Company's Board of Directors or its designee, permanent disability or death. Any undistributed shares not subject to forfeiture continue to be paid to the employee under the distribution schedule which would have applied to those shares if the employee had not terminated employment, or over such shorter period as the Chief Executive Officer of the Company may direct.

     A deferred award is distributed to the recipient, as elected by such recipient, in a lump sum or in up to 10 installments beginning the January following termination of employment. Deferred award shares contingently vest pro rata in annual installments commencing one year after the award is granted to the employee, and continuing on each January 2 thereafter until the expiration of a 10 year period from the commencement date. All shares subject to the deferred award vest upon termination of employment after reaching age 55 with 10 years of service with the Company, termination of employment after 20 years of Company service with retirement approval from the Compensation Policy Committee of the Company's Board of Directors or its designee, permanent disability or death. Vesting stops when employment terminates for any other reason.

     Deferred shares awarded pursuant to a Deferred Stock Agreement will be distributed in 10 consecutive annual installments commencing the January following the date the employee retires or becomes permanently disabled or attains at least age 65 and is not an employee of the Company, or over such shorter period as the Chief Executive Officer of the Company, in his sole discretion, may direct. Shares contingently vest over a specified term or in pro rata annual installments until age 65. If employment is terminated for any reason, including death, permanent disability, or retirement prior to age 65, all universal shares are forfeited.

     Stock Option Awards. The Company's purpose in granting options to purchase Company Common Stock is to provide additional long-term incentives to management employees. Under the Company Comprehensive Stock Plan, options may be granted either on a non-qualified tax basis or as "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code. The option price may not be less than 100% of the fair market value of the Company Common Stock on the date the option is granted. Directors of the Company or any subsidiary who are not also full-time salaried employees will not be eligible to receive options.

     No option may be exercised within one year from the date of its grant, Options granted by the Company may have a term of up to 15 years. If an optionee ceases to be an employee, other than by reason of death, while holding an exercisable option, the option generally terminates if not exercised within the following three months. A different rule applies, however, to optionees who retire and meet the retirement provisions of the plan. Non-qualified options granted by the Company to optionees who subsequently become "approved retirees" (qualifying combination of age and length of service that equals or exceeds seventy-five years) do not expire until the earlier of (i) the expiration of the option in accordance with its original term or (ii) one year from the date on which the option granted latest in time to the optionee has fully vested. Options are not transferrable except that (i) if an optionee dies while an employee or an approved retiree of the Company more than one year from the date the options are granted, a legatee may exercise the remaining options until the earlier of the expiration date for such options or one year after the optionee's death or (ii) if an optionee who is not an approved retiree dies after termination of employment, a legatee may exercise the remaining options to the same extent and during the same period that the optionee could have exercised the options if the optionee had not died.

     When exercising a non-qualified option, an employee is taxed on the gain as ordinary income represented by the difference between the option price and the market price on the day of exercise, times the number of shares for which the option is exercised. The Company receives a corresponding deduction in the same amount. For incentive stock options, the individual is not taxed at the time of exercise. If the employee subsequently sells the shares within one year from the date of exercise, the employee recognizes ordinary income equal to the amount of gain and the company may take a corresponding deduction. If the shares are held for a period in excess of one year, the gain recognized by the employee upon sale of the shares is treated as a long-term gain and the company receives no deduction.

     COMPANY STOCK PURCHASE PLAN

     The Company has also adopted the Host Marriott Services Employee Stock Purchase Plan (Exhibit 4 to the Company's 14D-9, incorporated by reference herein). Pursuant to the Company Stock Purchase Plan, all active, non-temporary employees of the Company and participating subsidiaries on the first business day of January of each year (with the limited exception of those holding 5% or more of the Company's outstanding shares) are eligible for participation in the Company Stock Purchase Plan provided they customarily work more than five months per year and more than 20 hours per week. Non-employee directors are not eligible to participate. The plan currently provides Company employees with an opportunity, through payroll deduction, to purchase common stock of the company and thereby increase their interest in the Company's growth and success. Each year, participants may contribute between 5% and 10% of their base pay to purchase shares of Company Common Stock on the last business day of January of the subsequent year at a price per share equal to the lower of (i) 100% of its fair market value on the first business day of the preceding January, or

(ii) 100% of its fair market value on the last business day of January. Participation is on an annual basis and employees may withdraw at any time and receive a refund of their contributions. No employee may purchase shares of the Company Common Stock in any one year having a fair market value on the first day of the plan year in excess of $25,000. Host Marriott, as sole shareholder of the Company, has authorized the reservation of 1,250,000 shares of Company Common Stock for issuance under the Company Stock Purchase Plan.

     VESTING OF STOCK AWARDS TO EXECUTIVES UPON CHANGE OF CONTROL

     Restricted stock awards and stock options granted to William W. McCarten, John J. McCarthy, Thomas G. O'Hare, Brian W. Bethers, Joe P. Martin and other Company executives become free of restrictions or vest, as applicable, according to the terms of applicable award agreements between the Company and such persons, upon a change of control of the Company, as defined therein. The Offer and the Merger, if consummated according to their terms, will constitute a change of control of the Company and, as a result, the restricted stock awards and stock options granted to such executives and disclosed herein (see, "Summary Compensation Table," above) will become vested and payable.

NON-EMPLOYEE DIRECTORS' DEFERRED STOCK COMPENSATION PLAN

     On December 30, 1995, the Company adopted and put into effect the Host Marriott Services Corporation Non-Employee Directors' Deferred Stock Compensation Plan (the "Directors' Plan") (Exhibit 5 to the Company's 14D-9, incorporated by reference herein). The Directors' Plan is intended to advance the interests of the Company and its shareholders by providing a means to attract and retain highly-qualified persons to serve as non-employee directors and to promote ownership by non-employee directors of a greater proprietary interest in the Company, thereby aligning such directors' interests more closely with the interests of shareholders of the Company. Each director who is not an employee of the Company is eligible to defer fees due from the Company under the Directors' Plan.

     All fees deferred pursuant to the Directors' Plan are credited to a stock unit account as of the date the fees would otherwise have been paid to the participating director and converted to Stock Units as follows: The number of stock units credited equals the deferred fees divided by the fair market value of one share of Company Common Stock on the date such deferral is made. The Company must settle participants' stock unit accounts as soon as administratively feasible following notification of such participant's termination of service. "Termination of service" is defined in the Directors' Plan to mean termination of service as a director in any of the following circumstances: (a) where the participant voluntarily resigns or retires; (b) where the participant is not re-elected (or elected in the case of an appointed Director) to the Board by the shareholders; or (c) where the participant dies.

     The Merger Agreement provides that, upon purchase of at least 66 2/3% of the total issued and outstanding Shares on a fully-diluted basis, Purchaser will be entitled to designate a commensurate percentage of the Company's directors, but allowing three Continuing Directors to serve on the Board until the Effective Time (see "Board of Directors and Executive Officers" -- "The Designees," above). Therefore, all or substantially all of the current directors of the Company will be forced, as a result of the Merger, to resign or be replaced as members of the Board of Directors. Any such resignation or removal would be deemed a "termination of service" under the Directors' Plan and entitle the director to payment of any amounts in his or her stock unit account.

                              CERTAIN TRANSACTIONS

RELATIONSHIP BETWEEN THE COMPANY AND HOST MARRIOTT CORPORATION AND MARRIOTT INTERNATIONAL, INC. AND SODEXHO MARRIOTT SERVICES, INC.

     J.W. Marriott, Jr. and Richard E. Marriott beneficially own approximately 7.64% and 7.48%, respectively, of the outstanding shares of Common Stock. By reason of their ownership of such shares of Common Stock and their positions as Directors, J.W. Marriott, Jr. and Richard E. Marriott, who are also directors of Host Marriott Corporation ("HMC") and Marriott International, Inc., would be deemed in control of the

Company within the meaning of the federal securities laws. Other members of the Marriott family might also be deemed in control of the Company by reason of their ownership of Company shares and/or their relationship to other family members.

     Prior to the spin-off of the Company to the shareholders of HMC on December 29, 1995, the Company and HMC entered into a Distribution Agreement, which provided for, among other things, (i) certain asset transfers to occur prior to the Distribution, (ii) the Distribution, (iii) the division between the Company and HMC of certain liabilities and (iv) certain agreements governing the relationship between the Company and HMC following the Distribution.

     Among the other agreements between the Company and HMC are:

          (i) Tax Sharing Agreement. This Agreement defines the parties' rights and obligations with respect to deficiencies and refunds of federal, state and other income or franchise taxes relating to the Company for tax years prior to the Distribution and with respect to certain tax matters of the Company after the Distribution.

          (ii) Employee Benefits Allocation Agreement. This Agreement allocates certain responsibilities with respect to employee compensation, benefits and other employment and labor matters.

          (iii) Transitional Services Agreements. The Company and HMC also entered into a number of agreements pursuant to which each company agreed to provide certain services to the other and their respective subsidiaries for a transitional period which has now expired. Such services were provided on market terms and conditions.

     In addition, HMC has agreed to guarantee the Company's performance in connection with certain concessions operated by the Company. HMC has not been required to make any payments pursuant to these guarantees and the Company does not anticipate that any such payments will be made in 1999.

     Also, in connection with the Distribution, the Company and Marriott International, Inc. ("Marriott International") have entered into service agreements substantially similar to pre-existing agreements between HMC and Marriott International or, alternatively, the Company has accepted an assignment of certain agreements between HMC and Marriott International. These include agreements for administrative, consulting and procurement services ("MI Agreements"). The amount of the payments to be made to Marriott International under the MI Agreements in fiscal year 1999 will depend on the level of services and supplies provided thereunder. In 1998, the approximate value of food and supplies the Company purchased from affiliates of Marriott International was $75.4 million. The Company also paid Marriott International $8.8 million in 1998 for corporate services such as computer systems support and other services. There is a noncompetition agreement between the Company and Sodexho Marriott Services, Inc. ("Sodexho Marriott Services"). The noncompetition agreement extends to October 2000. The agreement provides, generally, that Sodexho Marriott Services will not seek to enter the Company's venues of airports, tollroads, and related venues, and the Company will not seek to enter Sodexho Marriott Services venues related to institutional/ contract food services.

     Mr. Shaw is Chairman of the Board of Sodexho Marriott Services. Mr. Shaw is also a director of Marriott International and serves as its President and Chief Operating Officer. J. W. Marriott Jr. is Chairman of the Board and Chief Executive Officer of Marriott International and Richard E. Marriott is a director of Marriott International.

LEGAL SERVICES PROVIDED BY PARTNERSHIPS OF BOARD MEMBERS

     During fiscal year 1998, the members of the Compensation Policy Committee were Rosemary M. Collyer, Gilbert T. Ray, and R. Michael McCullough. In 1998, the Company requested legal services from the law firm of Crowell & Moring, the total of which is less than $50,000. Rosemary M. Collyer is a partner at the firm. In 1998, the Company requested legal services for certain international legal services from the law firm of O'Melveny & Myers, the total of which is less than $50,000. Mr. Ray is a partner at the firm. All stock and compensation awards of the Committee were separately approved by all other non employee directors of the Board.

ACCELERATION OF RIGHTS UNDER PREVIOUS STOCK AWARDS

     The consummation of the Offer and the Merger will result in the accelerated vesting and/or lifting of restrictions on Restricted Stock and Stock Option Awards granted to Company executives (see "Stock Options" -- "Comprehensive Stock Option Plan," above).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities ("Reporting Persons"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Specific due dates for these reports have been established, and the Company is required to report in this Proxy Statement any failure to file by these dates for 1998. None of the Company's Reporting Persons failed to file any of the required reports on a timely basis with respect to transactions in the Company's equity securities in 1998; however, due to an administrative processing error, one required report for 1998, filed in February 1999, failed to correctly state the total of restricted shares held by Mr. McCarten, Mr. McCarthy, Mr. O'Hare, Mr. Bethers and Mr. Martin. As soon as the error was discovered, amended filings were made.

OTHER COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The law firm Crowell & Moring, of which Board member Rosemary M. Collyer is a Partner, rendered legal services to the Company (see "Certain
Transactions" -- "Legal Services"). The law firm O'Melveny & Myers, of which Board member Gilbert T. Ray is a Partner, rendered legal services to the Company in 1998 (see "Certain Transactions" -- "Legal Services," above).

                                                                       EXHIBIT 8

                          [DEUTSCHE BANK LETTERHEAD]

July 26, 1999

Board of Directors
Host Marriott Services Corporation
6600 Rockledge Drive
Bethesda, Maryland 20817
Gentlemen:

     Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Host Marriott Services Corporation ("HMS" or the "Company") in connection with the proposed acquisition of the Company by Autogrill S.p.A., a corporation organized under the laws of the Republic of Italy ("Autogrill"), pursuant to the Agreement and Plan of Merger, dated July 26, 1999 among the Company, Autogrill and Autogrill Acquisitions, Inc. ("Sub"), a wholly-owned subsidiary of Autogrill, (the "Merger Agreement"), pursuant to which Autogrill will commence a tender offer (the "Tender Offer") for all the outstanding shares of the Company's Common Stock, no par value, (the "Company Common Stock"), at a price of $15.75 per share (the "Consideration"), net to the seller in cash, and, after the consummation of the Tender Offer, the Sub will merge with and into the Company (the "Merger", and the Merger and the Tender Offer together, the "Transaction"), and each outstanding share of Company Common Stock not acquired in the Tender Offer, other than shares of Company Common Stock held in treasury or held by Autogrill or as to which dissenters' rights have been perfected, will be converted into the right to receive in cash, without interest, the same consideration per share paid in the Tender Offer. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by them in the Transaction.

     In connection with Deutsche Bank's role as financial advisor to the Company, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. Deutsche Bank has also held discussions with members of the senior management of the Company regarding the business and prospects of the Company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Company Common Stock, (ii) compared certain financial and stock market information for the Company with similar information for certain other relevant companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable, (iv) reviewed the financial terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they

                          [DEUTSCHE BANK LETTERHEAD]

have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of the Company contained in the Agreement and Plan of Merger are true and correct and all conditions to the obligations of the Company to consummate the Transaction will be satisfied without any waiver thereof.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the stockholders of the Company to accept the Tender Offer. This opinion is limited to the fairness, from a financial point of view, to the Company of the Consideration, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction.

     Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction. A significant portion of such fee is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). Over the past three years we have provided financial advisory services to HMS, for which we were paid a retainer fee. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Consideration to be paid to the holders of Company Common Stock in connection with the Transaction is fair, from a financial point of view, to such holders.

                                        Very truly yours,

                                        DEUTSCHE BANK SECURITIES INC.

                                    ANNEX A

                             DESIGNEE DIRECTORS OF
                              PARENT AND PURCHASER

     Purchaser has indicated to the Company that its initial Designees will include Mr. Carlo Santoiemma, Mr. Luca Schinelli and Mr. Carmine Meoli. As of the date of this Information Statement, Purchaser has not determined who its other Designees, if any, will be. However, such other Designees will be selected from the following list of directors and executive officers of Parent along with the initial Designees upon the purchase by the Purchaser pursuant to the Offer of Shares representing not less than 66 2/3% of the outstanding shares of Common Stock of the Company on a fully diluted basis. The information contained herein concerning Parent and Purchaser and their respective directors and executive officers has been furnished by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

     Set forth in the table below are the name, age, principal occupation and business experience of each of the initial Designees and other persons who may be designated by the Purchaser as additional Designees.

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Gilberto Benetton.........................  Age 58; Director and Chairman of the Board of Directors
                                            of Parent since May 1997. Mr. Benetton has also served
                                            as the Chairman of the Board of Directors of Edizione
                                            Holding S.p.A. (holding company, Italy) since June 1987,
                                            the Chairman of the Board of Directors of Benetton Group
                                            S.p.A. (textiles, clothing, sporting equipment and
                                            accessories, Italy) since December 1985, and on the
                                            Board of the Directors of Gruppo G.S. S.p.A. (retail
                                            distribution, Italy) since December 1996. The current
                                            business address of Mr. Benetton is Benetton Group
                                            S.p.A., Villa Minelli, 31050 Ponzano, Veneto, Treviso,
                                            Italy.
Paolo Prota Giurleo.......................  Age 56; Director of Purchaser since July 1997. Director and Chief Executive Officer of Parent since March 1992.
                                            Mr. Prota is a graduate of the Cattolica University
                                            (Economics) in Milan, Italy and Insead in Fontainbleau,
                                            France. Mr. Prota served as Vice President of Parent and
                                            President of the Executive Committee of Parent from
                                            February 1987 to March 1992.
Alessandro Benetton.......................  Age 35; Director of Parent since August 1997. Mr.
                                            Benetton is a graduate of the University of Boston
                                            (Science) and Harvard (Business Administration). Mr.
                                            Benetton has also served on the Boards of Directors of
                                            Benetton Group S.p.A. (textiles, clothing, sporting
                                            equipment and accessories, Italy) since May 1988, Banca
                                            Nazionale del Lavoro (banking, Italy) since December
                                            1998, Roncadin S.p.A. (ice-cream and frozen food, Italy)
                                            since May 1999 and Grupo Picking Pack S.A. (office
                                            products and communication services, Spain) since May
                                            1999. In addition, Mr. Benetton has served on the Boards
                                            of Directors of, 21, Investimenti S.p.A. (investment
                                            banking, Italy) since February 1993 (as Managing
                                            Director), Edizione Holding S.p.A. (holding company,
                                            Italy) since June 1992, Societe Centrale pour
                                            L'Industrie (investment bank, France) since April 1998
                                            (and as President of the Supervisory Board since May
                                            1998). The current business address of Mr. Benetton is
                                            c/o 21, Investimenti S.p.A., Piazza Filodrammatici 3,
                                            31100, Treviso, Italy.

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Giorgio Brunetti..........................  Age 62; Director of Parent since January 1997. Mr.
                                            Brunetti is a graduate of Bocconi University in Milan,
                                            Italy. Mr. Brunetti is a Professor of Business
                                            Administration at Bocconi University. Mr. Brunetti has
                                            also served on the Board of Directors of Carraro S.p.A.
                                            (axles and transmissions, Italy) since June 1997. In
                                            addition, Mr. Brunetti served on the Boards of Directors
                                            of Societa' Finanziaria Meridionale S.p.A. (state
                                            holding company, Italy) from 1995 to 1996 and Gruppo
                                            G.S. S.p.A. (retail distribution, Italy) from 1995 to
                                            1997. The current business address of Mr. Brunetti is
                                            c/o Istituto di Economia, Aziendale, Via Isonzo 23,
                                            20100, Milan, Italy.
Antontio Bulgheroni.......................  Age 56; Director of Parent since August 1997. Mr.
                                            Bulgheroni has also served on the Boards of Directors of
                                            Lindt & Sprungli S.p.A. (chocolate manufacturing, Italy)
                                            since 1990 (as President), Ferro Tubi Lamiere Rossi
                                            S.p.A. (steel products, Italy) since 1990 (as
                                            President), Avionholding S.p.A. (charter flights, Italy)
                                            since 1991 (as President), Banca Popolare di Luino e di
                                            Varese (banking, Italy) since 1997 (as President),
                                            Caffarel S.p.A. (chocolate manufacturing, Italy) since
                                            1998 (as President), Banca Popolare Commercio e
                                            Industria (banking, Italy) since 1997 (as Vice
                                            President), Industria & Universita s.r.l. (law and
                                            business administration, Italy) since 1990,
                                            Pallacanestro Varese S.p.A. (Varese basketball team)
                                            since 1992, Societa Editrice la Prealpina s.r.l.
                                            (publishing, Italy) since 1995, Unione degli Industriali
                                            della Provincia di Varese (industry association, Italy)
                                            since 1995 and Comitato Tecnico Scuola Formazione e
                                            Ricerca di Confindustria (industry association, Italy)
                                            since 1996. Mr. Bulgheroni has also been employed by
                                            Lindt & Sprungli S.p.A. since 1974. Mr. Bulgheroni has
                                            also served in various capacities for Cattaneo
                                            University in Varese, Italy since 1993 (as President),
                                            LUISS University in Roma, Italy, since 1990 (as
                                            Director) and Iniziativa University in Varese, Italy
                                            since 1990. The current business address of Mr.
                                            Bulgheroni is Via Buccari, 33, I-21056, Induno Olona,
                                            Varese, Italy.

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Marco Desiderato..........................  Age 53; Director of Parent since April 1996. Mr.
                                            Desiderato has also served on the Boards of Directors of
                                            San Paolo Leasint S.p.A. (leasing, Italy) since April
                                            1989 (as Chairman), Leasint Servizi Integrati S.p.A.
                                            (leasing, Italy) since April 1997 (as Chairman), San
                                            Paolo Riscossioni Genova S.p.A. (tax collection agent,
                                            Italy) since April 1995 (as Chairman), FILSE S.p.A.
                                            (Italy) since April 1999 (as Chairman), BIC Liguria
                                            S.p.A. (regional development agent, Italy) since April
                                            1999 (as Chairman), Banca Italo Romena S.p.A. (banking,
                                            Italy) since April 1992 and Lertora & Partners Insurance
                                            Brokers S.r.l (insurance, Italy) since October 1997. In
                                            addition, Mr. Desiderato served on the Boards of
                                            Directors of Istituto Bancario San Paolo di Torino
                                            S.p.A. (banking, Italy) from January 1992 to April 1998,
                                            Efibanca S.p.A. (banking, Italy) from March 1992 to
                                            March 1998 and Mediocredito Ligure S.p.A. (banking,
                                            Italy) from February 1989 to January 1994. The current
                                            business address of Mr. Desiderato is c/o San Paolo
                                            Riscossioni Genova S.p.A., Via XII Ottobre, 1, 16121
                                            Genova, Italy.
Sergio P. Erede...........................  Age 59; Director of Parent since May 19, 1997. Mr. Erede is a graduate of the University of Milan (Jurisprudence)
                                            and Harvard Law School. Mr. Erede was the founder and
                                            Managing Partner of Erede & Associati, a law firm in
                                            Milan, Italy, from October 1969 until March 1999. Mr.
                                            Erede is currently a Senior Partner of Bonelli Erede
                                            Pappalardo, also a law firm in Milan. Mr. Erede is also
                                            a Vice Chairman of the Board of Directors of Marzotto
                                            S.p.A. (textiles and clothing, Italy) and Telecom Italia
                                            S.p.A. (telecommunications, Italy) and serves on the
                                            Board of Directors of Hugo Boss (clothing and
                                            accessories, Germany), Parmalat Finanziaria S.p.A.
                                            (dairy and food products, Italy), Editoriale L'Espresso
                                            S.p.A. (publishing, Italy), Interpump Group S.p.A.
                                            (water pumps and hydraulics, Italy), Manuli Rubber
                                            Industries S.p.A. (rubber tubing and related products,
                                            Italy), Carraro S.p.A. (axles and transmissions, Italy),
                                            Seat Pagine Gialle S.p.A. (telephone directories, Italy)
                                            and Olivetti S.p.A. (telecommunications and office
                                            products, Italy). The current business address of Mr.
                                            Erede is c/o Bonelli Erede Pappalardo, Via Serbelloni,
                                            12, 20122 Milan, Italy.

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Vito Alfonso Gamberale....................  Age 54; Director of Parent since April 1999. Mr.
                                            Gamberale is a graduate of the University of Roma. Mr.
                                            Gamberale is also a Vice President of 21, Investimenti
                                            S.p.A. (investment banking, Italy) since October 1998
                                            and an executive officer of Telecom Italia S.p.A.
                                            (telecommunications, Italy) since 1994. Mr. Gamberale
                                            also served on the Board of Directors of SIP S.p.A.
                                            (telecommunications, Italy) from April 1994 to July 1995
                                            (as Chairman), Telecom Italia Mobile S.p.A.
                                            (telecommunications, Italy) from July 1995 to April 1998
                                            (as Chief Executive Officer) and from April 1998 to July
                                            1998 (as Chairman) and Telecom Italia S.p.A.
                                            (telecommunications, Italy) from February 1998 to June
                                            1998 (as General Manager). The current business address
                                            of Mr. Gamberale is c/o Edizione Holding S.p.A.,
                                            Calmaggiore, 23, 31100 Treviso, Italy.
Gianni Mion...............................  Age 55; Director of Purchaser since July 1997. Director of Parent since January 1995. Mr. Mion is a graduate of
                                            the Venice University (Economics). Mr. Mion has also
                                            served on the Boards of Directors of Edizione Holding
                                            S.p.A. (holding company, Italy) since October 1986 (as
                                            Managing Director), Benetton Group S.p.A. (textiles,
                                            clothing, sporting equipment and accessories) since
                                            April 1993, Gruppo GS S.p.A. (retail distribution,
                                            Italy) since June 1999 (as Chairman) and Jolly Hotel
                                            S.p.A. (hotel management, Italy) since May 1997. The
                                            current business address of Mr. Mion is c/o Edizione
                                            Holding S.p.A., Calmaggiore, 23, 31100 Treviso, Italy.
Carmine Meoli.............................  Age 51; Director of Purchaser since July 1997. Chief
                                            Financial Officer of Parent since January 1997. Mr.
                                            Meoli is a graduate of the University of Rome (Political
                                            Science). From June 1995 to January 1997, Mr. Meoli was
                                            employed by Edizione Holding S.p.A. (investment company,
                                            Italy) as a Director of SME Research Services. Mr. Meoli
                                            also served on the Boards of Directors of NCA S.p.A.
                                            (ship building, Italy) from March 1994 to June 1995 (as
                                            President), and GEPI S.p.A. (investment company) from
                                            June 1992 to February 1994 (as Managing Director). Prior
                                            to June 1992, Mr. Meoli held various positions with GEPI
                                            S.p.A.
Eugenio Marco Airoldi.....................  Age 39; General Manager International Operations of
                                            Parent since April 1998. Mr. Airoldi is a graduate of
                                            Bocconi University. Mr. Airoldi was the Sales and
                                            Logistics Manager -- Motorway Division -- Italy of
                                            Parent from 1996 to 1997. Prior to his employment with
                                            Parent, Mr. Airoldi was a Manager with The Boston
                                            Consulting Group.

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Mario Aspesi..............................  Age 50; General Manager Italian Operations of Parent
                                            since July 1992. Mr. Aspesi is a graduate of Cattolica
                                            University in Milan, Italy. Prior to his employment with
                                            Parent, Mr. Aspesi was a General Manager of Gruppo GS
                                            S.p.A. (retail distribution, Italy).
Enrico Ceccato............................  Age 38; General Manager of Strategic Marketing and Quick
                                            Service Restaurant Business since June 1998. Mr. Ceccato
                                            is a graduate of the University of Padua (Political
                                            Science). Prior to his employment with Parent, Mr.
                                            Ceccato was the General Manager of Fila Sport S.p.A.
                                            (clothing, sporting equipment and accessories, Italy)
                                            from March 1997 to June 1998, Vice President of Killer
                                            Look S.p.A. (manufacturer of articles and accessories
                                            for extreme sports, Italy) from 1993 to March 1997.
Enrico Biraghi............................  Age 59; General Manager of New Business of Parent since
                                            May 1998. Mr. Biraghi has been continuously employed by
                                            Parent since February 1980.
Roberto Degli Esposti.....................  Age 35; Manager of Human Resources of Parent since March
                                            1998. Mr. Degli also acted as Human Resources
                                            Development Head from June 1997 to March 1998. Prior to
                                            his employment with Parent, Mr. Degli was employed by
                                            Towers Perrin (benefits and compensation consultants,
                                            Italy).
Carlo Santoiemma..........................  Age 32; Director of Autogrill Overseas S.A. since July
                                            1999. Mr. Santoiemma has been an employee of Societe
                                            Europeenne de Banque, Luxembourg in the Companies
                                            Department, Trustee Services since March 1996. Prior to
                                            March 1996, Mr. Santoiemma did not hold any corporate
                                            positions. The current business address of Mr.
                                            Santoiemma is c/o Societe Europeenne de Banque, 19-21,
                                            31, Boulevard du Prince Henri, L-1724, Luxembourg, The
                                            Grand Duchy of Luxembourg.
Luca Schinelli............................  Age 27; Director of Autogrill Overseas S.A. since July
                                            1999. Mr. Schinelli has been an employee of Societe
                                            Europeenne de Banque, Luxembourg in the Companies
                                            Department, Trustee Services since November 1996. Mr.
                                            Schinelli has also served on the Board of Directors of
                                            European Cosmetic Group S.A. (The Grand Duchy of
                                            Luxembourg), since November 1998. Prior to November
                                            1996, Mr. Schinelli did not hold any corporate
                                            positions. The current business address of Mr. Schinelli
                                            is c/o Societe Europeenne de Banque, 19-21, 31,
                                            Boulevard du Prince Henri, L-1724, Luxembourg, The Grand
                                            Duchy of Luxembourg.